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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Boots Group PLC

*CURRENT ADDRESS: 1 Thane Road West
Nottingham NG2 3AA
United Kingdom

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 34701

FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: EBS

DATE: 1/17/03

THE BOOTS COMPANY

Report and Accounts 2001

for the year ended 31st March

Financial highlights

Turnover (including share of joint ventures) £m

01	5,226
00	5,189
99	5,045
98	5,022
97	4,578

Total operating profit before exceptional items £m

01	580
00	565
99	562
98	538
97	492

Dividends p

01	26.3
00	25.2
99	23.8
98	22.3
97	20.5

(1997 excludes 44.2p special dividend)

The Boots Company intends to become the leader in wellbeing products and services in the UK and overseas. This will be achieved through a major programme of change to a more integrated and focused company supported by the power and values of the Boots brand.

Our commitment to managing for value remains unchanged – to maximise the value of the company for shareholders and generate superior long term returns.

While vigorously pursuing our commercial interests we will always work to enhance our reputation as a well managed, ethical and socially responsible company.

Contents



John McGrath, Chairman

I am delighted to be reporting as chairman, having been a non-executive director of Boots since 1997.

I took over the chairmanship in August 2000 at an exciting time in the company's development: we are revitalising the business to confront competitive challenges and seize new opportunities. This work is already well advanced, under a strong management team. We have excellent foundations on which to build – in particular, a wealth of strong brands with enormous potential.

Results

Sales grew 0.7% to £5,226.2m. Pre-tax profit was up 1.8% to £581.1m before exceptional items.

Last year was not an easy one for retailers, and while profit performance was adequate, neither sales growth nor shareholder returns were satisfactory. We are convinced that Boots has the potential to deliver substantially more value for shareholders, and have begun a process of change that will reshape and refocus the business.

Reinventing the business

The Boots that emerges will challenge many people's preconceptions of us. It will be a less complex business integrated around the power and values of the Boots brand.

The transformation is currently under way, following the strategic principles we set out in last year's report for sustainable long term value creation. We intend to compete from strength, focusing on the health and beauty market where we have unrivalled authority. We will continue to extend into new markets where we can exploit this authority and expertise. We will make even fuller use of our skills in creating and building brands. And we will go on building our presence in international health and beauty markets, where Boots Healthcare International is now operating so successfully with world-class brands.

Boots will not only be more exciting and energetic. It will also be leaner. We are taking substantial costs out of the business. In addition to the progress we are making in Boots The Chemists, we are still on track to meet our additional target of cutting annual costs across the group by £100m by the end of the next financial year. We aim to be innovative in reducing costs as well as in developing our stores and products. For example, we are one of the leading retailers using online auctions for procurement – making substantial savings in the past year through our membership of the Worldwide Retail Exchange.

People

During the year Sir Michael Angus and Sir Peter Reynolds retired. Group personnel director Mike Ruddell and non-executive director Sir Clive Whitmore retired on 31st March 2001. Lord Blyth retired on 31st July, having served the company with great distinction for 13 years as chief executive and, latterly as chairman. We thank them all for their valuable contributions over many years. Andy Smith has moved from Boots The Chemists to take over the group personnel role, and Hélène Ploix has joined the board as a non-executive director, bringing us additional international expertise. You will find more information about our new directors on page 23.

A word about our people. Change makes great demands on employees at all levels. I have been greatly impressed by the way they have risen to the challenge of reducing costs and accelerating the pace of change and innovation. To do this while maintaining the standards of professionalism that people expect from Boots is a real achievement. They have the board's respect, as well as its thanks.

Dividend

The proposed final dividend of 18.5p per share makes a total for the year of 26.3p – up 1.1p on last year.

Outlook

We have continued to hold our own against competition. The retail environment will not get any easier this year, but our offers to consumers are becoming increasingly distinctive and attractive. We are putting in place the organisation and the people to carry through a major transition and deliver increasing levels of shareholder value.

OUR STRATEGY FOR ENHANCING SHAREHOLDER VALUE IS SIMPLE: WE WANT TO TAKE AN INCREASING SHARE OF THE PERSONAL WELLBEING MARKET, WHERE GROWTH IS UNDERPINNED BY FUNDAMENTAL SOCIAL AND ECONOMIC CHANGE.

Throughout the world's developed economies, we see similar trends. Populations are becoming more affluent, and also older. We believe this represents a major opportunity to create value for shareholders under the Boots brand.

As disposable incomes rise, particularly among women, people have more money to spend on indulgences and on their appearance – on 'looking and feeling good'.

As populations age, people recognise the need to take more care of their health and fitness. National healthcare costs are rising, and governments are reluctant to foot the whole of the bill. So people are buying more of their healthcare themselves.

Distinctions between health, beauty and general fitness are blurring in a broader pursuit of 'wellbeing'. People are becoming more aware of alternative treatments and therapies. They're more ready to experiment. But this is taking them into uncharted territory: they want to be reassured that they're in good hands. As one of the most trusted brands in Britain, Boots is ideally placed to help them.

Uniquely, Boots can do more than take a share of new opportunities in the wellbeing market. We believe that, in many cases, the entry of the Boots brand will itself stimulate market growth. We've seen it in our trials of health and beauty services. Some 50% of our chiropody customers had never sought chiropody treatment before. Half our dental customers had not visited a dentist in the previous five years. And virtually all our customers for laser hair removal were trying the treatment for the first time.

This is compelling evidence of the Boots brand's power to add authority and reassurance – even in such a well-established and highly professional field as dentistry.

So where are we taking Boots and its authoritative, trusted brand?
In a nutshell: we want to be the leader in health and beauty. First in the UK, and ultimately internationally.

This is not a change of direction. It's an acceleration. We want the Boots brand to fulfil its potential, making best use of the strengths it has always possessed.

Developing the business model
Focusing all our effort on health and beauty will increase our momentum. This will enable us to develop our business model in five ways:

- Selling not only products but also services. This is an altogether broader way of looking at retail: the Boots brand has the power and authority to extend well beyond conventional retailing.
- Developing our portfolio of brands and creating more magic with them. We're good at creating product ranges that become powerful brands in their own right: N°7, for example, has been the UK's market leading retail cosmetics brand for many years. And after relaunch in January 2000 the Botanics brand has lifted annual UK sales to almost £20m.
- Developing clear trading formats to respond to the specific needs of customers, such as Pure Beauty stores and Health & Beauty Experience stores.
- Putting even more weight behind Boots Healthcare International (BHI), to develop and market our brands internationally. There is no reason why our international operations could not eventually grow to be as large as Boots The Chemists (BTC) in value terms.
- Over the longer term, extending our international retail proposition.

Our focus on wellbeing, taking Boots into a combination of products and services, will differentiate us ever more sharply from our supermarket competitors. In particular, they will not find it easy to keep pace with our new product development programme and our increasingly broad offering in wellbeing services. Nor will the department stores at the other end of the retailing spectrum, for whom premium cosmetics and beauty services have been a traditional stronghold.

Our international experience has been mixed in recent years. BHI is performing strongly – operating profit has risen from £15.3m to £49.2m in the past two years. I continue to be very excited about the opportunities ahead for BHI, and the prospects for capitalising on our great portfolio of brands. Boots Contract Manufacturing is working ever more successfully with international brand owners, with sales to them up over a third to £39.2m in the past year. In Boots Retail International (BRI) we have found it difficult to get our business model right; however, we are finding the way and are encouraged by our experience in Taiwan.

Moving people's perceptions forward
In the meantime, the challenge is to change not only ourselves but also the perceptions of consumers and investors. We are acutely aware that no retailer can afford to be complacent, or to take the loyalty of consumers and investors for granted.

Consumers trust us, and we will not jeopardise their confidence in our integrity, expertise and value. They believe we have the credentials to help them into areas that interest them – like complementary medicine. But to achieve the transformation and growth that we envisage, we need to become more exciting, vibrant and contemporary.

We also need investors to view us this way. They, too, see us as possessing traditional virtues – they know we can manage costs and margins. But to achieve strong long term growth they know we'll have to do more than run an efficient business. Can we find new ways to stimulate and inspire consumers? We can and we will – by becoming more relevant to the way people's health and beauty needs are evolving, with fresh ideas that command decent margins.

Simplifying and clarifying
A new vision calls for a new structure. Our aim is to simplify, clarify and reduce costs.

For the past decade we have had a number of separate business units, each with its own objectives, financial targets and infrastructure. Now we are forging a simpler organisation with a single strategic intent:

- Our UK customer-facing businesses will work together as Boots UK and Ireland.
- Boots Retail International will operate as the international extension of Boots UK and Ireland.
- We will continue to grow our share of global self-medication markets through Boots Healthcare International.
- Service and support operations like IT, logistics, manufacturing and property management will be fused into a central service organisation.

This restructuring has involved changing the responsibilities of two of my board colleagues. Ken Piggott becomes managing director of retail operations, Boots UK and Ireland, responsible for the delivery of our offer. Barry Clare becomes marketing director, responsible for the development and integration of our UK customer offer. He retains his responsibility for our international businesses BRI and BHI – supported by a new BHI managing director, Paul Stoneham, who joins us from Alberto Culver International in August.

One by-product of the restructuring will be significant cost reduction – a considerable contribution to our target of saving £100m by the end of the next financial year. This will be in addition to BTC's target of £160m cost savings over four years, to be completed in 2004.

Clearly, Halfords stands apart from this structure, and from our focus on health and beauty. But observers should not read too much into this. Halfords is a good, profitable business. Its success comes from applying very much the same skills and values that consumers see in the rest of Boots – integrity, expertise, honest value, quality own brands. Changes in the business are driving significantly more value and this search for greater value will continue.

As we increase our pace and drive, it is vital to have good, motivated people at every level. Our ambitious and innovative plans need people who are enthused by what we can do, and are determined to win. We have training and development programmes in place to ensure that our store staff can make shopping at Boots a noticeably more satisfying experience – and to ensure that our managers work together effectively, seeing the big picture rather than being confined to their own departmental silos.

WE'RE CLEAR ABOUT THE OPPORTUNITY. WE ALSO KNOW HOW WE'RE GOING TO SEIZE IT. WE'RE MOVING QUICKLY TO TAKE FULL ADVANTAGE OF THE LONG-ESTABLISHED STRENGTHS OF THE BOOTS BRAND.

Staying true to our roots
The transformation is already under way. We're becoming more confident, though without arrogance or complacency. It is no coincidence that we've just appointed one of our youngest-ever board members – Andy Smith, aged 40 – as group personnel director.

Boots may be changing, but we're staying true to our roots. Jesse Boot was a herbalist, so in a sense our new Health & Beauty Experience format is bringing us full circle. The potential for what we're doing has always been in our genes, and now the timing is right.

For many years, Boots has been distinguished from competitors by its expertise in helping people to take care of themselves, symbolised by the pharmacist – the 'man in the white coat'. Today, the person in the white coat is just as likely to be a woman – and he or she may be a dentist, an aromatherapist or a beautician. But the promise of dependability, integrity and authority remains the same: no one knows more about wellbeing than Boots.

Steve Russell, Chief Executive

Boots The Chemists (BTC)

Managing director	Ken Piggott
Sales £m	3,991.5
Increase %	0.3
Profit £m (before exceptionals)	526.1
Increase %	7.0
Sales split	%
Health and beauty	80.9
Photo, food and baby	14.7
Non-core categories	4.4
www.wellbeing.com	

BTC made further good progress, with operating profit before exceptional items up 7.0% to £526.1m. This was primarily the result of good margin growth led by a change in mix and effective cost control. Turnover was virtually flat at £3,991.5m but, crucially, the core health and beauty business continued to gain sales – up 3.4%, or 2.1% on a like for like basis – and built market share in a number of key areas. This was offset by the managed exit from unprofitable leisure merchandise, which allows us to release the space we require for health and beauty related products and services. Free cash flow grew by more than 20%, with profit growth supplemented by improvements in working capital – notably a 7.2% improvement in stock efficiency.

Strategy

BTC's customer appeal is founded on the trust and heritage of the Boots brand, our product range, innovative own brands and exclusives, and expert service and advice. Building on our unrivalled understanding of consumers' health and beauty needs, reinforced by analysis of Advantage Card data, our strategy is to focus increasingly on leadership in health and beauty. Our authoritative brand and product offer are complemented by a growing range of related services including Dentalcare, Footcare and our new Health & Beauty Experience stores.

Sales and margin

Sales in health and beauty were up 3.4% (2.1% like for like), while overall sales declined 0.2% on a like for like basis. The decline was driven by the planned withdrawal from leisure categories, which reduced sales by 2.0% over the year and 3.2% in the second half. These lost sales will be replaced over time as we introduce health and beauty products and services in the space vacated by leisure categories. Sales intensity in stores where this has occurred grew by more than 7% in the final quarter.

We have been successful in building the differentiated position of our beauty offer. We enjoyed good growth in haircare, despite a declining market, driven by our investment in exclusive and fashion designer brands. Our premium cosmetics business grew by

23.2%, with our premium offer now in 100 stores. In skincare we have been working with suppliers to support key new ranges, such as Olay Total Effects, alongside our own power brands. Our fragrance and electrical beauty product businesses grew by 6.8% and 12.5% respectively.

Our photo business has benefited from the rollout of digital minilabs and the launch of bootsphoto.com, the web service which allows customers to view and print their photos via the internet, leading to a market share gain of 0.9 percentage points.

We have continued to provide competitive promotional offers. At the same time, through careful management of our product mix and an increasing focus on our exclusive and Boots brands we have sustained and grown gross margins.

Advantage Card

Advantage Card, the world's largest smartcard loyalty scheme, has now stabilised with close on 13 million members. It has become an integral part of our customer offer: today, over 50% of sales are linked to the card.

We have achieved this by using Advantage Card data to understand customers better, identify their individual needs in health and beauty, and focus marketing activity. As a result, we enjoy increasing average transaction values among higher-spending customers.

Allied to the Advantage Card, we have launched a number of initiatives:

- Our *health & beauty* magazine is now being mailed to the top-spending 3 million Advantage Card holders, and is Britain's biggest magazine in its sector. We see this as an important and cost effective element of our communication with our most valuable customers.
- We launched the Advantage Credit Card powered by Egg, the first combined loyalty and credit smartcard, which offers points against most purchases for redemption in Boots stores.
- We joined with the Department of Health to enable Advantage Card holders to register with the NHS Organ Donor Scheme and carry Advantage Cards featuring the scheme logo. This provides another link with customers, in a unique contribution to the nation's healthcare.

Products and services

BTC has been successful in maintaining its health and beauty market share against supermarket competition. One key is our ability to develop own ranges that become brands in their own right, and to create exclusive ranges in association with leading names in fashion and hairdressing.

Among the brands launched during the year, we had particular success with Liz Collinge cosmetics, fcuk® toiletries, TONI&GUY haircare, and glitter babes products for pre-teen girls. The relaunch of Botanics toiletries in January 2000

3m top spending Advantage Card holders receive our *health & beauty* magazine, making it Britain's biggest magazine in its sector.

13m people now hold an Advantage Card, making it the world's largest smartcard loyalty scheme.

52% of sales are linked to the card.

First The Advantage Credit Card was the first combined loyalty and smartcard.

dramatically revitalised the brand – sales have since doubled – and we are launching a Botanics cosmetics range this year.

Our more traditional brands also performed well, supported by continuing product innovation. N°7, the UK's leading retail cosmetics brand, increased sales by an impressive 15.7% during the year and sales broke through the £100m barrier for the first time.

We continue to scale-down our offer in leisure goods. We have eliminated unprofitable ranges (including music, video, stationery and clothing for children aged four and over) and substantially reduced distribution and space allocated to the remainder. Over 3,500 stock lines have been discontinued. As a result, the proportion of sales represented by leisure merchandise fell 2.1% as predicted.

Store development

We opened 16 new edge of town stores, bringing our total edge of town representation to 70. We also relocated seven stores and closed nine others. We are continuing to pursue good sites for building edge of town stores.

We remain committed to town centres, and high street locations generally, and are actively developing and focusing our customer offer to keep it in step with what our customers expect in those locations.

We continue to invest in improved store layouts and to experiment with new ideas. These include a programme designed to transform the way our people instore relate to customers, and a new trial format is on offer in 15 stores. This builds on the introduction of services and the leisure exit programme to create an authoritative health and beauty offer and a more inspiring shopping experience. In the third quarter we also realigned space across all our larger stores to give more prominence to our core offer and exclusive brands. Initiatives like these are helping to improve sales intensities, enhance the cosmetics and fragrance share of our business and allow our exclusive brands to flourish.

Cost management

One of the keys to our profit growth is continued success in reducing costs at both central and store level. Since the cost management programme began two years ago, we have reduced BTC senior management by over 40% and cut total headcount by the equivalent of 2,000 full-time jobs. We met our targets in 2000/01 and expect this progress to continue.

Outlook

The expected economic slowdown will inevitably impact on consumer spending although the health and beauty market has proved relatively robust in past downturns. Our continuing withdrawal from unprofitable non-core areas will also affect sales, although margins will benefit from the improvement in the sales mix as we continue to build our presence in premium beauty products, differentiated brands and wellbeing services.

We were well prepared for the abolition of Resale Price Maintenance on over the counter medicines. We are responding vigorously to competitive activity and expect to increase market share in an expanded market in the medium term. In the short term, abolition is expected to reduce BTC profits in a full year by between £15-20m.

Over the longer term, all the demographic trends point to a bright future for the health and beauty market, and Boots is well placed to benefit.

16 new edge of town stores were opened during the year, bringing the total edge of town representation to 70.

+16% sales increase for Nº7, the UK market leader for many years.

+113% sales growth for Botanics following its relaunch in January 2000.

Boots Retail International (BRI)

Managing director	William Cotton
Sales £m	42.1
Increase %	29.5
Loss £m (before exceptionals)	(43.9)
Decrease %	(32.6)
Sales split	**%**
Thailand	57.2
Netherlands	20.9
Japan (share of joint venture)	14.8
Taiwan	7.1
www.boots.co.jp	
www.bootsretail.com.tw	

Although our retail international business had a difficult year, we are learning important lessons that will help us to build a profitable business. We are now testing several encouraging new approaches – and in the Netherlands, we have switched from our own stores to a third-party retailer.

BRI's sales rose 29.5% to £42.1m as it grew from 69 stores to 80. However, like for like sales fell 5.3% and the operating loss before exceptional items rose 32.6% to £43.9m. There was an exceptional non-operating loss of £20.3m on the disposal of the Netherlands stores and an exceptional operating loss of £2.8m for restructuring costs.

Strategy

We are currently reappraising our business model in the light of our experience to date. Our aim is to develop more profitable alternatives to the initial model – fully owned units with a full drugstore offering – by adopting a more flexible, less capital intensive approach.

This will involve shifting from a broad range of proprietary brands towards a more focused Boots brand offer, where margins are stronger and differentiation is sharper. We will move towards smaller units, typically under 200m², from the current 300-500m². Rather than opening our own standalone stores we will favour a small store format in other retailers' stores. These have the advantages of established footfall, lower upfront investment costs and sales-based rent.

Thailand

Our Thailand operation made an encouraging start, and we opened 18 more stores in the first part of the year to make a total of 68. However, sales were hit by the rapid emergence of new low-price hypermarkets. In September we suspended the new store opening programme while we addressed this issue. Keener pricing has helped to improve our competitiveness and sales have been recovering since December.

Netherlands

After reviewing the operation early in the year, we withdrew from retailing in favour of distributing Boots branded products through an established local retailer. In August we sold our 17 stores to Etos, one of the country's leading drugstore chains. This deal will provide distribution in the majority of Etos' 412-store chain for some of our most popular brand ranges – including N°7, 17 and Ruby & Millie cosmetics, Tricologie haircare and Botanics toiletries. This model has potential elsewhere, and we are currently pursuing similar opportunities in Europe and Asia.

Japan

Our joint venture with Mitsubishi Corporation achieved sales of £6.2m during the year. As elsewhere, the challenge is to ensure profitability. We are encouraged by our fourth store, opened in Yokohama in September. It is within a major department store and its rent is sales-based. We are opening further smaller units this year within larger stores, offering Boots and exclusive products, to test the concept – and will continue to refine our customer offer for Japan.

Taiwan

In Taiwan we are trialling a new format in line with our current strategic thinking. Of the eight stores now open, five are small store formats of only 40-80m², and their customer offer is focused on Boots brands. The locations have been chosen to capitalise on existing customer footfall and they can be set up quickly with relatively low capital outlays. All the Taiwan units are so far delivering encouraging performance.

Outlook

The emphasis now is on improving the business model. We are managing costs hard while at the same time trialling our latest thinking. Many of our existing stores now look oversized and we expect to downsize some and close others. We will open new units in Taiwan and Japan to test the revised strategy, and expect to make further decisions on future direction in the second half of the year. Although it will inevitably take some time, we remain confident that we can develop international retailing profitably.

Boots Opticians

Managing director	Stephan Murray
Sales £m	196.1
Increase %	0.2
Profit £m	4.0
Decrease %	(64.3)
Sales split	**%**
Spectacles	72.1
Contact lenses	15.5
Other	12.4
www.bootsopticians.co.uk	
www.bootsopticianslasik.co.uk	
www.bootshearingcare.co.uk	

Results continue to disappoint. The optical market remains fiercely competitive and market growth has been low. With higher levels of discounting, advertising and promotion, and investment, and with significant improvements in service levels, sales were marginally up on the previous year.

Strategy

To succeed in the highly competitive optics market, it is vital to differentiate the offer clearly. We have been investing in a number of initiatives to develop a unique offer based on superior customer service, and to enhance customer relationship management using the new store IT system. Over time, we believe effective differentiation will help us reduce our reliance on price promotion, which has been the principal weapon employed by the major optics chains. We have also been investing in the supply chain to ensure 'right first time' delivery of products and services, which will reduce costs and has already increased customer satisfaction.

Differentiation

Following last year's significant investment in the new store system, we are now focusing on our customer-facing operation. Research has indicated an opportunity to distinguish Boots Opticians from competitors by offering a more personalised service that fits customers' expectations of the Boots brand.

In response, we have developed a new trading format, currently being refined in five stores. It provides a new environment and sales process designed to be particularly attractive to more affluent customers seeking high service standards. In the pilot stores, customer satisfaction ratings have risen at twice the rate of our conventional stores. Sales growth has been seven percentage points higher, through better conversion rates and higher transaction values. We plan to take the format nationally over the next two years.

New products and services

Prismiq spectacle lenses (manufactured instore) were launched nationally. The system delivers high quality lenses, raising average transaction values and enhancing margins on lens sales.

Two further innovations – LASIK laser clinics and Hearingcare – will radically change the business this year.

We opened our first LASIK clinic in London's Regent Street in December. Using advanced laser technology to provide outpatient eyesight correction, LASIK has proved highly successful in the US. Trading at our store in Regent Street is ahead of expectations and we plan further openings this year.

In March 2001 we opened the first two Boots Hearingcare Centres in Birmingham and Manchester. These supply the revolutionary Songbird disposable hearing aid to which Boots has exclusive UK rights. The high quality device costs £22 a month and offers similar performance to hearing aids costing around £1,500. We plan to open 45 centres in the next six months.

The launch of Near and Far varifocal contact lenses in May 2000 was an important innovation and we are now the world's leading supplier of these products.

Store portfolio

We opened one new store in Uxbridge and amalgamated two in Birmingham: the total number of stores remained unchanged at 298.

Outlook

For the past three years profitability has been affected by heavy investment. In the year ahead we will begin to benefit from this spending as we meet the needs of customers more effectively. Substantial growth will come from the LASIK and Hearingcare businesses.

First Our first LASIK clinic opened in London in December and is trading ahead of expectations

6 more LASIK clinics are due to open this year

45 Hearingcare Centres will open in the next six months, and a total of 150 will be trading by March 2004.

Wellbeing Services

Managing director	Phil Douty
Sales £m	8.5
Operating loss £m	(20.7)
www.boots-dentalcare.co.uk	
www.bootsinsurance.com	

During the year Boots introduced a growing range of new treatments and services in BTC stores. Two of these – dentistry and chiropody – had already been trialled and enthusiastically received by customers. The latest innovation – Health & Beauty Experience stores – is currently being piloted. Early indications are that this, too, is proving a success with customers. Two other new developments – LASIK eyesight correction and Hearingcare – are described under Boots Opticians.

Strategy

We see a major opportunity to extend the Boots brand into a variety of health and beauty related treatments and services, which can broadly be categorised as 'wellbeing services'. Research tells us there is strong demand for these services – some of which is currently frustrated because customers have not found a supplier with whom they feel comfortable.

We can bring accessibility to relatively new or specialised treatments such as laser hair removal, tooth whitening and cosmetic dentistry. Our brand lends authority to services that have traditionally operated on a fragmented level – such as osteopathy, homeopathy and herbalism. And Boots provides a natural setting for a wide range of beauty treatments such as facials, manicures and massage.

These activities are attractive to us because they build on our existing relationships with customers, leverage their trust in the Boots brand, take us into areas where our retail competitors will find it hard to follow, and have the potential to add substantial value to space in Boots stores. We are confident about the contribution these services will make to overall profitability.

Boots Dentalcare

Progress in our dentistry business has been strong enough for us to take it nationwide. By the financial year end we had opened 30 practices, mainly in the south of England, and by June 2001 we expect to have 48. The total investment will be £22m.

The first 30 practices have registered more than 30,000 patients and the original six now average 4,500 patients each. Occupancy rates average 70%. Direct mail advertising using Advantage Card data has proved very effective – for example to offer implants to customers who buy denture fixative. Financial performance is in line with expectations.

To extend the business beyond general dentistry we are establishing specialist centres that provide advanced services such as implantology, specialist prosthodontics, endodontics, periodontics and oral surgery. In March we enhanced our in-house capabilities by acquiring the UK's leading dental laboratory, Portland Ceramics.

Boots Footcare

Following six successful pilots in 1999, we opened 19 practices during the year and will add 16 more by June 2001 to make a total of 41. Typically, practices are co-located with Dentalcare practices and share reception areas.

So far we have registered more than 25,000 patients and are averaging 70% occupancy. We have broadened our offer to include minor surgery and biomechanics. Financial performance is meeting expectations, and we are also seeing an uplift in sales of footcare products in stores with chiropody practices.

Health & Beauty Experience

In September we opened two Health & Beauty Experience stores in the existing BTC stores at Kensington and Milton Keynes. These combine sales of health and beauty products with a wide range of treatments including facials, hair removal, nailcare, hydrotherapy, physiotherapy, osteopathy, stress management and homeopathy. We have now opened Health & Beauty Experience stores in Leeds, Manchester and Reading and intend to open up to seven more this year. By the financial year end we will have conducted a full review of the business to determine the way forward.

Research shows strong unsatisfied demand for services of this kind, and the overall market is growing at about 10% a year. Our initial experience indicates immediate strong demand for beauty services and treatments such as physiotherapy, with growing interest in complementary health services such as homeopathy. Customers see wellbeing services as a natural and welcome extension of the Boots offer – and early Advantage Card data suggests that they visit Boots more frequently and increase their spending after experiencing one of the services.

Boots Wellbeing Centre

In the summer we will open our first Boots Wellbeing Centre in Greenford, west London. This trial marks our entry into the fitness/activity market in a location that contains a swimming pool and gym as well as a BTC store and the full range of health and beauty services.

Boots Insurance Services

Policy numbers grew strongly over the year – particularly in health insurance, led by substantial increases in our dental insurance sales. Travel cover continues to expand and we are now the largest direct travel insurer in the UK with more than 160,000 policies sold this year.

Boots Internet Ventures

Total sales £m	1.9
Operating loss £m	(22.1)
www.wellbeing.com	
www.handbag.com	
www.bootsphoto.com	

The internet and digital TV are opening up new channels of communication with consumers. In the quest for more dynamic relationships with customers, we are creating new media platforms that have the potential to become profitable businesses while enhancing Boots reputation for innovation and accessibility.

Digital Wellbeing

Joint managing directors	Richard Holmes Paula Carter

In March 2001 we launched The Wellbeing Network, an integrated digital TV channel and website devoted to health and broader wellbeing issues such as beauty, fitness and nutrition. It is a joint venture between Boots and Granada, in which we have a 60% stake.

Revenue will come from advertising, sponsorship and e-commerce. The approach to e-commerce on the web and TV draws on many lessons learned from Boots own e-tailing experience; a popular feature is that points are automatically credited to customers' Advantage Cards. Most of the 10,000 products on offer are sourced cost-effectively through the Boots supply chain.

The network brings together the country's leading provider of wellbeing products and services with the company that made eight of the ten most watched programmes on ITV in 2000. Its combination of 'bricks and clicks' retailing with interactive TV is virtually unique in the UK.

bootsphoto.com

Last summer we launched a revolutionary e-photo service, bootsphoto.com. Customers who have their films processed at Boots can now also have their pictures uploaded to their own secure webspace. Within this space they can organise their pictures and share them with friends and family. Prints ordered online are printed in the store selected by the customer and collected in the normal way or can be mail ordered. This has given us first mover advantage in e-photo, an emerging sector of the market which has already grown to an estimated $1bn a year in the US. We believe it will also help us maintain our pre-eminence in the overall photographic market.

handbag.com

Managing director	Dominic Riley

handbag.com is now firmly established as the UK's leading website for women, growing its monthly audited user base by 31% to 367,000 during the year.

Sales increased by 124% on a like for like basis, with 60% of revenues coming from advertising and sponsorship. The remainder represents e-commerce revenues: the site now provides access to 100 selected online retailers.

We have continued to enhance the site, adding new interactive content and involving more celebrity contributors. In summer 2000 we organised a worldwide online charity auction, and sold former Prime Minister Thatcher's trademark handbag for more than £100,000.

Financial losses in the second half were 34% below the same period in the previous year, new users continue to be recruited cost effectively and overall financial performance continues in line with plan.

31% growth in audited user base for handbag.com by the end of the year.

4.6% growth in cycle sales as a result of our broader offer in premium cycles.

22% sales growth in Halfords Arcade format stores.

Halfords

Managing director	Rod Scribbins
Sales £m	508.5
Increase %	3.2
Profit £m	37.0
Decrease %	(18.1)
Sales split	**%**
Auto accessories, tools and audio	41.6
Cycles and accessories	23.2
Car parts	30.7
Garage servicing	4.5
www.halfords.com	

Sales again grew strongly, despite a rather disappointing Christmas. The increase was 3.2% overall, with superstore sales rising by 6.6%. Our new Arcade trading format is dramatically increasing sales wherever it is introduced, but the investment cost of rolling it out has hit profits in the short term: operating profit fell 18.1% to £37.0m. Margins rose slightly – there were improvements in most categories offset by changes in the sales mix and currency effects.

Strategy

Our strategy is to maximise Halfords unique advantages: greater scale than competitors and a trusted brand standing for good range and value. After extensive research and trials we are introducing a new 'Arcade' store format, which creates a store-within-a-store feel for individual departments. This is designed to increase our appeal to higher-spending car, cycle and audio enthusiasts while providing inspiration to mainstream consumers. We continue to relocate from high streets to superstores, which now account for the great majority of sales.

Sales

Excluding the impact of the 53rd trading week in the previous financial year, sales growth was 5.0%. The strong superstore sales performance was particularly encouraging given the lacklustre market conditions. Cycle sales were up 4.6% against market growth of 2.9%, benefiting from our broader offer in premium cycles. Cycle sales were also stimulated by growth in our insurance replacement business.

Audio rose 23%. Market share rose from 11.4% to 15.1% overall, reaching almost 25% in CD systems and speakers.

Sales of performance and styling products doubled and we believe we are expanding the market by making these products more accessible.

As expected, the percentage of sales generated by own brands fell slightly to 46.6%. It is likely to reduce a little further because the new format is led by proprietary brands. However, we achieved good growth in our own free-standing brands, Carrera and Apollo cycles, and auto accessories under the Ripspeed brand.

The good overall sales performance was less evident at Christmas, when sales of cycles as gifts for 8 to15 year-olds were hit by particularly strong competition from scooters, PlayStation 2 and mobile phones.

Garage servicing suffered a setback as the market weakened in mid-year. Sales fell 6.2% and the business slipped back into loss. Our mini-stores in motorway service areas also performed disappointingly, although tight cost control ensured that they are now breaking even.

During the year we launched an e-commerce site, which now offers some 400 products.

Stores

We opened 15 new superstores and closed 14 high street units. Of our 407 stores, only 66 are now on high streets; the transition will be virtually complete by 2005, after which we will retain high street sites only where there is no suitable alternative.

The Arcade trading format was trialled at three sites in 1999 and extended to a further 33 in the Midlands in summer 2000. The Midlands sites have seen sales growth averaging over 22%, and the original three stores are still growing sales 4% faster than existing superstores. In March we announced plans to invest more than £19m to extend the rollout of the format to a further 34 stores in London and the south east by June 2001.

Outlook

The Arcade concept is proving an immediate success. The emphasis on the latest in-car technology, performance and styling products, and growing segments of the cycle market will ensure continuing sales and margin growth, and the implementation costs are falling as the rollout progresses.

Unless there is a major economic downturn, we expect sales growth to continue in all retail formats. Profits will reflect the continuing investment cost of store conversions, but we will be managing costs tightly as we review our systems and supply chain to support continued sales growth.

Boots Healthcare International (BHI)

Managing director		Barry Clare
Sales £m		362.0
Increase % *		13.0
Profit £m (before exceptionals)		49.2
Increase % *		112.1
Core brand sales	**£m**	**Increase % ***
Analgesics	88.6	17.4
Cough & cold	70.8	8.1
Skincare	106.4	42.2
www.nurofen.com		
www.strepsils.com		
www.skinexpert.net		
www.clearasil.com		

* comparable exchange rates

With profits up 112.1% at comparable exchange rates to £49.2m, BHI is amply justifying our investment in developing a portfolio of leading consumer healthcare brands through product development and acquisition. It clearly demonstrates Boots ability to create a profitable, world-class business. Sales grew by 5.7% overall and 12.4% in the core categories. These sales growth figures exclude the impact of the acquisition of Clearasil in December by Boots Healthcare USA Inc. and Hermal, which immediately added 20% to BHI's sales going forward. We continued our gradual exit from non-core category products, where sales reduced by 9.4%.

Strategy

BHI aims to benefit from the growing consumer interest in self-medication by leading in the development and marketing of innovative products and differentiated consumer healthcare brands. BHI products are sold in over 130 countries, concentrating on three categories: analgesics, cough & cold and skincare. These make up about half the over the counter (OTC) medicines market and account for more than 85% of our sales. Product innovation is the primary driver of growth, supported by further geographic expansion and strategic acquisitions.

Acquisitions, disposals and alliances

The £237m acquisition of Clearasil, the world's leading brand in acne prevention and treatment, was BHI's largest acquisition to date. There is great scope for extending its distribution and applying our own skincare expertise to extend the product range. Most importantly, it extends BHI's presence into the world's two largest OTC markets: the US and Japan.

Following the acquisition, Boots Healthcare USA reached a US distribution agreement with Novartis in May 2001. As one of the world's top five pharmaceutical companies, Novartis will put considerable weight behind BHI's drive to build a substantial presence in the US. Negotiations with a Japanese distribution partner are well advanced.

In recent years we have made a series of smaller-scale acquisitions in Europe to gain a sales and distribution infrastructure rapidly, reselling those manufacturing facilities and products that do not fit in our core categories. During the year we sold our Italian factory and non-core brands and announced negotiations to sell several non-core French skincare brands and the factory that makes them.

Brand investment

Brand investment, excluding Clearasil, was slightly lower at £90.3m due to improved efficiency and the awareness levels we have achieved in some of our markets, allowing us to spend more effectively. In addition, we reduced investment on non-core products by 6.7% (£0.5m).

The most interesting new product development during the year was Nurofen Meltlets, the world's first 'melt-in-the-mouth' ibuprofen technology, which makes Nurofen easy to take without water.

Analgesics

The year's 17.4% increase in sales represented solid organic growth in existing markets, despite the relatively low incidence of flu in northern Europe. Launches of new presentations included Nurofen Gel in Spain and Nurofen Caplets in the Netherlands. Nurofen has strengthened its market leadership in the UK and has achieved record market share in 12 countries.

£237m acquisition of Clearasil, the world's leading brand in acne prevention and treatment.

8.1% growth achieved by Strepsils despite low incidence of cold and flu.

13 different and specific variations make up the Nurofen range.

11.1% growth in skincare sales excluding Clearasil.

Cough & cold

Strepsils sales, also affected by the low incidence of colds and flu, still achieved 8.1% growth. Strepsils is now the market-leading sore throat brand in 21 countries.

Product launches included Strepsils Cough in the Philippines, Strepsils with anaesthetic in France, Zinc Defence in Belgium and Strepsils in Argentina. Strepfen, our innovative non-antibiotic therapy for severe sore throats, gained approvals for OTC sale in five more countries including Australia, bringing the total to seven.

Skincare

Our skincare business now has sufficient scale to allow us to focus on dermatitis and acne. It is now gathering impetus – excluding Clearasil, sales grew 11.1% last year.

Product launches included the Balneum range in Thailand, Aknemycin Plus in the UK, Balneum Intensiv in Portugal and the Aqeo range of consumer friendly products for psoriasis sufferers.

Restructuring

We have continued to reshape the business to increase productivity, with a number of specific initiatives implemented during the year.

Increasingly, our European order processing is being managed through a single UK-based system which is scalable to handle future growth.

As part of wider group restructuring, in April 2001 we transferred BHI's factories in Thailand and Germany to Boots Contract Manufacturing. This will complete BHI's outsourcing of manufacturing.

Outlook

BHI is fully justifying the confidence we expressed during the investment phase. It now has the momentum to deliver sustained organic growth in sales and profits, augmented by further acquisitions.

Boots Contract Manufacturing (BCM)

Managing director	John Watson
Sales £m	326.9
Increase %	1.8
Profit £m (before exceptionals)	35.2
Increase %	39.7
Sales split	**%**
Boots The Chemists	40.7
Boots Healthcare International	17.8
Boots Retail International	1.3
Third party	40.2
www.bcmhealthcare.co.uk	
www.bcm-specials.co.uk	

At BCM we are now reaping the benefits of substantial investment in recent years. Profit before tax and exceptional items rose almost 40% to a record £35.2m. This was an outstanding performance – particularly since sales grew only 1.8%, or 2.5% allowing for currency impacts. Strong margin growth came from tight cost control, increased supply chain effectiveness, improved asset utilisation, the exit from lower-margin retail business and a further 5% productivity improvement from the continued drive for efficiency. These initiatives resulted in £13.0m of exceptional charges for the year, but have achieved a substantially lower cost base.

Strategy

BCM has two customer groups: internal businesses (BTC, BHI and BRI), and third-party customers in the UK and Continental Europe. For the Boots businesses it manufactures innovative products that differentiate them from competitors; its widely respected product development team was transferred to a new Strategic Marketing Unit during the year. In BCM's third party business, accounting for about 24% of UK sales, it has been switching away from production for retailers' own brands to concentrate on products for leading multinational brand owners who require the highest standards of quality and service. This transition was completed during the year.

UK business

UK sales fell slightly to £264.2m. Strong growth in sales to brand owners was offset by the exit from third party retailer business and a fall in sales to BTC, down 3.8% to £132.9m due to further reductions in stock levels.

Growth areas in BTC sales included cosmetics – boosted by N°7, 17, and the successful new Liz Collinge cosmetics and Patrick Cox fragrance ranges. Healthcare sales suffered from the low incidence of winter flu. Sales to BHI were up 5.4% to £58.1m, led by continuing strong performances from Nurofen and Strepsils. Sales to BRI grew to £4.1m, and the start of the retail deal with Etos in the Netherlands generated sales of £2.5m.

Sales to brand owners grew by more than a third to £39.2m. However, sales to retail customers reduced by around £12m over the year as we exited from this business. As a result, overall sales to third party customers fell 7.4% to £63.7m.

Our small but fast-growing Specials business, offering a wide range of bespoke medicines to community pharmacies and hospitals, has doubled in size in the past four years. Last year sales rose 17.4% to £5.4m.

International companies

Our international companies delivered a substantially improved performance – increasing sales by 11.3% to £71.2m and operating profit by 18.2% to £2.6m. In Germany, BCM Kosmetik increased sales by almost half and moved into profit. In France, BCM Cosmétique grew sales by 15.4% and profit by 33.3% to £0.8m.

Roval, which supplies European retailers, saw profits fall 18.8% to £1.3m in an aggressively price-led market. As part of our exit strategy from retailers' own brands we sold Roval in April 2001.

Cost management

A cost management programme, which began in September 2000, achieved savings of some £4.7m in the second half and should deliver annual savings of about £9.5m. Around 400 people left the UK business during the year, a reduction of almost 12%, and a further 30 will leave this year.

Capital expenditure, at £12.4m, was again substantially lower after the heavy investment of recent years.

Outlook
As part of a wider restructuring of the group, in April 2001 BCM took over BHI's factories in Germany and Thailand. Instead of being a free-standing profit centre, BCM will become a service unit to the other group businesses, which will then benefit directly from the substantial investment that has been made over recent years in reducing costs and improving service.

Boots Properties

Managing director	Ian Webster
Sales £m	89.7
Decrease %	(35.7)
Profit £m (before exceptionals)	56.0
Decrease %	(10.1)
Store portfolio	
Single units	565
Multi-tenanted properties	33
www.bootsprop.com	

As expected, turnover fell 35.7% to £89.7m – the previous year's figure was boosted by the £45.1m sale of a major shopping centre development in Durham. This was also the reason for the 36.7% fall in free cash flow to £63.4m. In line with our strategic disposal programme, rental income fell 5.0% to £89.7m and operating profit before exceptionals was down 10.1% at £56.0m.

Strategy
Boots Properties owns and manages freeholds and leaseholds on around 650 of the group's units. Our principal role is to provide property solutions for group retail businesses – continually reviewing the portfolio to ensure optimum flexibility, acquiring new sites and disposing of unwanted ones. Following reorganisation we will also provide a broad property management service across all sites and manage all the group's building, construction and fit-out works. To focus on this work, we are in the process of selling our remaining development and investment portfolios.

Portfolio management
During the year we acquired 19 edge of town superstores and 11 high street units for BTC. We also continued the 'rightsizing' programme for Halfords – acquiring existing Halfords premises from their landlords, reconfiguring them to suit Halfords current needs and restructuring the lease commitments. To support the expansion of Boots Dentalcare and Footcare practices we obtained planning permission and landlords' consent for change of use at 40 retail sites, and managed cost-effective refits.

Development
Speculative development is no longer part of our strategy in current market conditions. We are therefore disposing of any remaining developments, together with our investment portfolio, whenever suitable opportunities arise.

Reorganisation
During the year Boots Properties amalgamated with the Property and Planning department of BTC and parts of the group Engineering and Facilities Management department. This has enabled Boots Properties to take on a wider role which includes fit-outs and refits for BTC, project management, and estate management activities on the group's 1,700 non-owned properties. Centralisation of resources has enabled us to halve the number of staff involved and reduced costs by some £6m a year. We are also planning to develop our partnership approach with contractors and intend to rationalise our procurement into fewer, larger contracts – which we expect to yield very substantial savings.

Outlook
Our focus this year will continue to be on providing property solutions and efficient fit-outs for group companies.

People, community and environment

Independent research frequently tells us that Boots is one of the most trusted brands in the UK. We are determined to retain that trust – not only in our dealings with customers and suppliers but also in the way we behave towards our people, the communities we serve and the wider environment. We see a concern for social and environmental wellbeing, within a broader 'sustainability' agenda, as an integral part of the way we do business.

People
Our success depends fundamentally on our ability to attract, retain and develop outstanding people – and to create the conditions in which they can excel. This applies at all levels. In the past year we have been thoroughly reviewing our top 50 managers' leadership competence and development needs against the demands of our new strategic vision. New programmes have also been introduced which involve store staff more closely in decision-making. All this is enhanced and underpinned by a newly developed set of group values.

During the year we introduced a cost-effective new pension scheme, designed to enhance our attractiveness to new joiners. This year saw the introduction of a new employee share scheme, which will give employees a tangible interest in the increasing value of the business. Some 66,000 UK staff have received an allocation of free shares, and a share tracking scheme has been introduced for overseas staff. Further shares will be allocated annually on a performance related basis.

Community
Boots has been active in contributing to a healthy and vibrant society for more than 120 years. Our stores play an essential role in developing strong links with local communities and we will build on these strengths as we begin to align community investment activity with key drivers within the business.

Many of our people make a valuable contribution to their communities by giving their time and skills and we will continue to develop initiatives to support and recognise their efforts.

Many of our innovative community investment initiatives have been developed in Nottinghamshire: we know the community well and have established many powerful partnerships. In March 2001 we opened a Community Investment Centre on our main Nottingham site, which adds a new dimension to our work, supports work-related learning and develops employee skills.

We take seriously the growing interest in the broader sustainability agenda. We are reviewing Boots position and developing a transparent and robust framework in which to report all our activities in the future.

For up-to-date information on our community programme, please visit our website at www.boots-plc.com/communityinvestment

Environment

We have made further good progress with initiatives to cut waste and reduce energy and water consumption. These efforts clearly benefit the business and society as a whole. Among the highlights was a 108% increase in using return journeys from Boots store deliveries to bring suppliers' goods to the warehouse. This was equivalent to reducing road journeys by more than 860,000 km overall. We reduced water consumption per unit produced at Airdrie and Nottingham by 3.9%. And the Department of Environment Transport and the Regions formally recognised our Nottingham combined heat and power station as an example of energy efficiency best practice.

We extended our involvement in the Government's Making a Corporate Commitment initiative, by agreeing to target a 10% like for like reduction in carbon dioxide emissions over five years.

Information on our environmental performance is available on our website at www.boots-plc.com/environment.

You can view our annual environmental report and download an eight-page summary from the site; if you would prefer a copy by post, please call free on 0800 028 0367.

66,000 UK staff given shares under our employee share ownership scheme.

860,000km of road journeys saved by more efficient use of delivery fleet.

120 years of Boots activity in contributing to a healthy and vibrant society.

OUR GOVERNING OBJECTIVE IS TO MAXIMISE THE VALUE OF THE COMPANY FOR THE BENEFIT OF ITS SHAREHOLDERS

Philosophy At Boots we have a single overriding management objective – we call it the governing objective. This objective means ensuring that shareholders will get the best possible return on their investment in Boots over time, through dividend payments and share price increases.

This management objective is central to the way we do business and it is embedded in all our activities and decisions, through a managing for value (MFV) framework. This framework enables a consistent approach to be adopted for strategic planning and for everyday decision making at all levels in the organisation, harnessing the skills and knowledge of all our staff. We are, therefore, able to take rational decisions, strengthening and growing the company over time for the benefit of all our stakeholders. It also establishes a clear link between shareholder returns, the performance of our businesses and individual rewards by providing an unambiguous measure of our achievement.

Measures of performance

Primary measure We believe the single unambiguous measure of shareholder value and, therefore, group performance, is total return to shareholders. It is calculated from the movement in the share price and the value of dividends as if reinvested in the company when paid. We monitor our performance on a rolling five year basis against ten peer companies.

Long term bonuses for the executive directors and other senior management are also tied to total shareholder return (TSR) measured currently on a rolling four year basis.

Cash flow The maximisation of cash flow over time is the key factor in value creation and cash management is one of the key performance measures used by the company to monitor businesses, and is used to determine the level of reward to senior management through short term bonus schemes in the majority of businesses.

Economic profit The primary determinant of the level of investment in our businesses is economic profit. This is the return we expect to make for shareholders after charging an appropriate amount for the capital invested. Currently, this cost of capital for most of the group is 8.5%, after tax and after discounting separately for specific risk.

Growth rates We use growth rates to measure past performance and to set targets not only for sales, operating profit and cash flow but also importantly for economic profit and TSR.

Returns Return on capital invested, measured both before and after capitalising the value of off-balance sheet leases, is a key measure of ongoing business performance.

Cash generation £m


01 60.2
00 376.2
99 95.0
98 203.2
97 138.5

Group performance

Total shareholder return (TSR)
We ended the year at position seven in the following TSR table with a return in the five year period of 27.8%, which represents 5.0% on an annualised basis.

Shareholder returns of The Boots Company compared with peer companies
Returns are calculated using average listed share prices over the three months to 31st March.

	Five years to 31st March 2001	**%**
1	Tesco	208.3
2	Alliance UniChem	151.3
3	Smith & Nephew	127.1
4	Kingfisher	101.8
5	Reckitt Benckiser	54.3
6	W H Smith	39.4
7	**Boots**	**27.8**
8	J Sainsbury	15.1
9	GUS	(13.4)
10	Marks & Spencer	(38.8)

Changes in our competitors cause us to review the peer group from time to time and during the year we have replaced SmithKline Beecham with Debenhams. However, as Debenhams has been a listed company for only just over three years it will not appear as a peer company in the rolling five year TSR monitor for another two years.

Over a ten year period our equivalent annualised return was 10.1%.

Share price Our share price rose from 537p at the end of last year to 627p on 31st March 2001. The price ranged from a high of 649p to a low of 479p.

Turnover Sales from businesses, including £5.3m share of joint ventures' turnover, increased by 0.7% to £5,226.2m.

Profit Operating profit from continuing operations before exceptional items and share of operating loss of joint ventures, increased by 5.2% to £603.1m. Profit before tax and exceptionals rose 1.8% to £581.1m.

Earnings per share Basic earnings per share before exceptional items increased by 2.6% to 46.6p.

Dividend The board has proposed a final dividend of 18.5p. This brings the total dividend for the year to 26.3p, an increase of 4.4% over last year.

Interest Net interest receivable for the year was £1.1m compared with £5.9m net receivable in 2000.

Taxation The effective tax rate, before exceptional items, for the group was 29.6%, the same as last year.

Cash flow The following summary of cash flow demonstrates the company's ability consistently to generate a healthy free cash flow that is defined as the cash flow available to all the providers of capital.

The group generated cash from operating activities before exceptionals of £693.6m, a decrease of £79.4m on last year mainly arising through an increase in debtors, including pension prepayments.

Summary of cash flows	**£m 2001**	£m 2000
Operating cash flows before exceptionals	**693**	773
Exceptional operating cash flows	**(29)**	(19)
Acquisition/disposal of businesses	**(33)**	(3)
Purchase of fixed assets	**(462)**	(266)
Purchase of own shares	**–**	(58)
Disposal of fixed assets	**49**	93
Disposal of own shares	**8**	10
Taxation paid	**(167)**	(154)
Other items	**1**	–
Free cash flow	**60**	376
Repurchase of shares	**–**	(95)
Dividends paid	**(224)**	(216)
Net interest	**(22)**	(10)
Net cash flow	**(186)**	55

The acquisition of the Clearasil brand in October 2000 for a consideration of £237m was the major factor in reducing the free cash flow by £316m to £60m.

No shares were repurchased during the year as part of a share buy back nor were any shares purchased on behalf of the QUEST.

The chart at the top of the page shows the amounts of free cash flow generated by the group for each of the last five years.

Qualifying Employee Share Trust (QUEST) and All Employee Share Ownership Plan (AESOP)
The company decided not to make any further offers under the Save As You Earn share option scheme for the time being and no further shares were therefore purchased by the QUEST. The company established the QUEST in 1999 to enable the company to use existing shares to satisfy SAYE options.

As a result, there have been no new options to charge to the businesses. The purchase of 5.7m shares last year resulted in a charge to operating costs in the businesses of £9.8m. These costs represent the difference between the market value at the time of purchase of the shares bought by the QUEST and the option price payable by employees.

However, in the current year £7.8m (2000 £6.8m) has been charged to the businesses for interest on borrowings to finance the shares already held in the QUEST.

The AESOP was set up during the year. Under this plan all employees had the opportunity to be allocated, in March 2001, a number of shares based on the average number of contracted hours that they worked. A total of 1.7m shares were purchased by the AESOP from the QUEST, making use of shares held in the QUEST where options have lapsed. The shares, in most cases, will be held in the AESOP on behalf of the employees for at least three years, at which time the employees will become entitled to the shares.

The purchase of the shares by the AESOP from the QUEST was undertaken at a price of 589p, being the closing market price ruling on the day before transfer. The cost of the shares in the AESOP is being amortised over three years, the period at the end of which the employees become unconditionally entitled to the shares.

Pensions We welcome the publication of Financial Reporting Standard (FRS) 17, the new accounting standard for pensions, which introduces valuable consistency and transparency into a complex area of financial reporting.

FRS17 gives a present value of pension liabilities by discounting pension commitments, including salary growth, at an AA bond yield. The FRS17 value of liabilities at the year end is £2.05bn and the market value of assets is £2.3bn, giving a pension scheme surplus of £250m.

The service or operating cost for the full year under FRS17 would have been about 14% of pensionable salaries, or about £70m. The cost after net investment returns would be about 10% of pensionable salaries, or about £50m.

New members of the pension scheme now join a Defined Contribution scheme for five years, before having the opportunity to join the Defined Benefit scheme. Over the next five years this will reduce the service cost to about 12%.

We support the Government's proposals on Security for Occupational Pensions, published during the year. These envisage stricter conditions on wind-up of any pension scheme sponsor, which will improve security for all pension scheme members and lead to more direct involvement by sponsors in the activities of their pension schemes.

Treasury policy and controls Boots has substantial borrowing capacity due to its strong credit ratings.

Treasury focus is primarily on the balance sheet, including items such as property lease commitments, which are economic assets and liabilities, but which current accounting convention does not recognise.

Note 19 on pages 59 and 60 shows further details under the disclosure requirements of FRS13 'Derivatives and Other Financial Instruments: Disclosures'.

Controls Controls seek to prevent fraud and other unauthorised transactions as well as counterparty risk. The group's risk assurance and audit staff reviews annually the effective operation of key controls. Strict guidelines for cash investments apply worldwide, with cash held only in high quality bank deposits and commercial paper. Swaps, which the company uses to manage interest rates and currencies, are strictly controlled and monitored, with each transaction specifically authorised by the deputy chief executive and finance director.

Liquidity and funding The company has good access to the capital markets due to its strong credit ratings from Moody's and Standard and Poor's (P1/A1 and A1/A+). It is policy to maintain credit ratings that give good access to the capital markets.

The group has ten identical credit facilities, totalling £600m, which mature in 2004. These facilities remained undrawn during the year, with short term needs being met from uncommitted bank lines.

Lease liabilities In common with other UK retailers, the group has liabilities through its obligations to pay rents under property leases. Rent commitments on property leases are the economic equivalent of fixed rate debt. The following table shows the capitalised value of the committed after tax rents payable at 31st March 2001, excluding any likely increase in rents at rent reviews, discounted at the group's after tax cost of borrowing of 4.5% (6.4% before tax).

Maturity of commitment	Rent commitment at 31st March 2001 £m	Capitalised value £m
1 to 10 years	59.5	192
10 to 20 years	113.6	850
20 to 30 years	21.0	207
Over 30 years	5.6	76
Total	199.7	1,325

The analysis of rent payable commitments at the year end for businesses is:

	£m	%
Boots The Chemists	136.8	68
Halfords	49.2	25
Other	13.7	7
Total	199.7	100

Interest Policy is to maintain a balance between debt, including leases, at fixed and floating rates, but we do not hedge against the impact of short term interest rate movements.

The total value of lease-related

swaps is £1.1bn, which now have an average maturity of eight years and a weighted average fixed rate receipt of 7.4%.

The company's other fixed rate borrowings have all been swapped into floating rate.

Given the overall cash, borrowing and interest rate swap position, each 1% increase or decrease in short term interest rate, changes the net interest figure by about £14m.

Currency exposure With the acquisition of the Clearasil brand during the year, our overseas business is becoming significant. We therefore put in place swaps, creating currency liabilities matching the economic value of the main overseas businesses acquired as a result of Clearasil. Modest sales and purchases are also made from the UK in a range of currencies, but hedging them into sterling does not add value.

Capital structure Value can be achieved for shareholders by managing capital structure. Increasing debt lowers the after tax cost of capital and, since 1994, we have exploited this by distributing £1.3bn to shareholders in the form of share repurchase and special dividend, in addition to normal dividend payments. A balance has to be struck, however, between the advantages of debt and the resulting reduction in financial flexibility. As with other financial assets, we do not take positions on the company's share price, which is determined by the market with access to all relevant information. When we repurchase shares it is only with the intent of maintaining an efficient capital structure.

The company's strategy envisages expansion in a number of areas, illustrated by the Clearasil acquisition during the year. We therefore wish to retain financial flexibility, and have no current intention of buying in more shares as part of the repurchase programme.

Economic and Monetary Union (EMU) Our businesses are well prepared for the introduction of euro notes and coins. Many of our businesses have reported internally in euros this year and will operate fully euro compliant systems well ahead of January 2002. Our retail customers in the Republic of Ireland will see the introduction of dual pricing in stores over the summer. We are working hard to ensure a smooth transition and we have detailed plans in place to manage the practical challenges presented by the new currency. To minimise the potential confusion for customers and staff there will be a major investment in staff training and education prior to conversion.

Overall, the total cost of implementing the euro remains close to 1% of turnover. If UK entry to the EMU is determined, we would benefit greatly from the experience of our businesses in nine of the first wave countries.

Accounting standards The company fully supports the objectives of the Accounting Standards Board (ASB) to improve the quality and consistency of financial statements.

Current UK accounting ignores the material economic costs and liabilities of operating leases, pensions and employee share options, all of which the group's internal management accounting attempts to recognise. We are pleased to note that the ASB has each of these at different stages of development. We particularly welcome the publication of FRS17 on Retirement Benefits. However, this new standard along with FRS18 'Accounting Policies' and FRS19 'Deferred Tax', that were also issued in the current year, do not become effective until the report and accounts for the year to 31st March 2002.



David Thompson
Deputy Chief Executive and Finance Director

Payment to shareholders £m


01 224.0
00 311.7
99 207.1
98 563.3
97 469.8

2000 and 1997 include share repurchases of £95.4m and £300m respectively. 1998 includes the special dividend of £400.5m.

*1 **John McGrath**, 62, appointed December 1997 and chairman since August 2000. Group chief executive of Diageo until his retirement in December 2000. He was group chief executive of Grand Metropolitan before GrandMet and Guinness merged in December 1997 to form Diageo. Previously chairman and chief executive of IDV, GrandMet's spirits and wines business.

2 **Steve Russell**, 56, chief executive since April 2000. He is also a non-executive director of Barclays PLC. He joined Boots in 1967 and was formerly managing director of Boots The Chemists.

3 **David Thompson**, 58, deputy chief executive since April 2000 and finance director since 1990. He is also a non-executive director of Cadbury Schweppes. He joined Boots in 1966, was appointed finance director of Retail Division in 1980 and group financial controller in 1989. He is a chartered accountant.

4 **John Watson**, 59, managing director, Boots Contract Manufacturing and responsible for Boots Properties and Engineering. Appointed to the board in 1996. He joined Boots in 1967 and was director of personnel, Pharmaceuticals Division, before being appointed to his present position in 1991. He is also chairman of Boots Pensions Limited.

5 **Barry Clare**, 48, marketing director and director of international businesses. He is also a non-executive director of Standard Chartered PLC. Appointed to the board in 1999. He joined Boots in 1991 to lead the creation and development of the international consumer healthcare business, after gaining strategic marketing experience at Procter & Gamble and Diversey Corporation.

6 **Ken Piggott**, 52, managing director, Boots UK and Ireland retail operations. He joined Boots in 1970 and was appointed merchandise controller for the beauty and fashion department in 1983. On the creation of business centres in 1986, he became beauty business general manager, before becoming managing director of Childrens World, Do It All, Halfords and Boots The Chemists successively.

7 **Andy Smith**, 40, group personnel director. Joined Boots in 1997 as director of personnel, group. He was director of personnel for Boots The Chemists from 1999 before being appointed to the board in April 2001. Previously he worked for Pepsi Cola and Mars Confectionery.

*8 **Fiona Harrison**, 50, appointed 1994. Chief executive of Retail Stores, the holding company of Liberty department stores. A former director of Coats Viyella and chief executive of its Fashion Retail Division, which operates the Jaeger and Viyella retail chains. She is also a non-executive director of SMG and Thorntons.

*9 **Dr John Buchanan**, 57, appointed December 1997. Group chief financial officer and a managing director of BP. Formerly group treasurer and chief executive of BP Finance and chief operating officer of BP Chemicals.

*10 **Dr Martin Read**, 51, appointed 1999. Managing director and chief executive of Logica, one of the world's leading global IT solutions companies. Before taking over at Logica in 1993, he held a number of senior positions at GEC Marconi. He was appointed a non-executive director of British Airways in 2000 and served as a non-executive director of Asda Group from 1996 to 1999.

*11 **Sir Nigel Rudd**, 54, appointed December 1999. Non-executive chairman of Kidde and non-executive chairman of Pilkington and Pendragon. He is also a non-executive director of Barclays PLC and of Bridgewell.

*12 **Hélène Ploix**, 56, appointed September 2000. Chairman of Pechel Industries. She is also non-executive director of Ferring, Lafarge and Publicis.

*Non-executive director

Requirements of corporate governance are set out by the Financial Services Authority (FSA) Listing Rules together with the related Principles of Good Governance and Code of Best Practice (the 'Combined Code'), now adopted by the FSA.

Directors are assisted in complying with the internal control requirements of the Combined Code by the Institute of Chartered Accountants in England and Wales' publication 'Internal Control: Guidance for Directors on the Combined Code' (the 'Turnbull guidance').

The board has reviewed the group's corporate governance policies and practice and has determined that the company complied with the provisions of the Combined Code throughout the period with one exception. The board has determined that executive directors appointed prior to 1st April 1999 should have a service contract terminable by the company on two years' notice. Those appointed after that date have a service contract terminable on one year's notice by the company, such notice not to take effect until after the expiry of two years from the date of appointment of the director. Mr S G Russell is now the only director with a rolling two years' service contract.

Board composition
Details of the board of directors are shown on pages 22 and 23 and in the directors' report on page 37. During the year there was a clear division of responsibilities at the head of the company, with Lord Blyth as chairman until he retired on 31st July 2000 when Mr J B McGrath took over his responsibilities. Mr S G Russell has been chief executive of the company throughout the year. During the year, Sir Michael Angus, Sir Peter Reynolds, Mr M F Ruddell and Sir Clive Whitmore retired from the board. Mme H Ploix and Mr K S Piggott were appointed to the board during the year and Mr A P Smith joined the board on 1st April 2001. After these changes the board comprises six executive directors and six non-executive directors.

The board considers all of its non-executive directors to be independent, Sir Nigel Rudd being identified as the senior independent director following the retirement of Sir Michael Angus.

The board considers an independent director is one who has no relationship with any party which may undermine independence and who is not dependent on the company for his or her primary source of income or paid by the company in any capacity other than a non-executive director, was not previously a senior manager of the company, and does not participate in the company's incentive bonus schemes or pension schemes.

Conduct of board meetings
The board normally has ten regular meetings in the year plus two further meetings to deal specifically with full year and half year results. Strategy meetings are convened as required. A schedule of powers reserved to the board is maintained comprising key events and decisions.

For all board meetings an agenda is established. For regular meetings this generally comprises reports from the chief executive, finance director and the personnel director, reports on the performance of the businesses, major items of strategic expenditure to be approved and other significant policy issues. The board is also notified of any dealings by directors and senior managers in the shares of the company. Written reports are provided to the directors in advance of the board meeting. In addition the board considers at least annually the strategic plans of the group and individual businesses and is provided with other information as requested. From time to time directors receive presentations from management about key areas of the group's operations.

Full year and interim results are reviewed by the board audit committee and approved by the board prior to publication. Other price sensitive announcements may be published under the authority of a director.

In the furtherance of their duties, the directors have full access to the services of the company secretary and may take independent professional advice, at cost to the company, subject to a limit of £25,000 and prior notification to the chairman of the audit committee.

The group has a policy of providing corporate governance training for directors on appointment, if this is their first appointment to a public limited company board.

Board committees
There are four principal board committees, all of which operate within written terms of reference. Details of the present composition and the main responsibilities of these committees are as follows:

Board nominations committee
J B McGrath (chairman)
Dr J G S Buchanan
F M Harrison
H Ploix
Dr M P Read
Sir Nigel Rudd

The board nominations committee meets as dictated by circumstances and met three times during the year.

The main responsibility of the board nominations committee is to consider and make recommendations to the board about the appointment of directors, the standing for reappointment of directors and the structure and composition of the board generally.

Board audit committee
Dr J G S Buchanan (chairman)
F M Harrison
H Ploix
Dr M P Read
Sir Nigel Rudd

The board audit committee met four times during the year.

The main responsibilities of the board audit committee are:
- to review and advise the board on the interim and annual financial statements.
- to review with the external auditors the nature and scope of their audit and the results of that audit, any control issues raised by them and management's response.
- to make recommendations as to the appointment and remuneration of the external auditors and any question of their resignation or removal.
- to review the company's systems and practices for the identification and management of risk, to set the risk assurance audit plan and to receive regular reports on internal audit matters.
- to monitor compliance with the company's policies to prevent illegal and questionable corporate conduct.
- to review the major findings of internal investigations.

The external auditors are appointed annually at the annual general meeting. The board audit committee considers the reappointment of the auditors and reports its findings to the board. The board audit committee periodically considers the performance, cost and independence of the external auditors, including a comparison of audit fees with those of other retail and FTSE100 companies and a review of the level of service provided by the audit team throughout the group.

The audit firm may perform non-audit work for the group but only when its tender is considered superior to that of other consultants. A schedule of this non-audit work is provided annually to the board audit committee.

Board remuneration committee
Sir Nigel Rudd (chairman)
Dr J G S Buchanan
F M Harrison
J B McGrath
H Ploix
Dr M P Read

The board remuneration committee met six times during the year.

The committee, having no members who are executive directors or who have personal financial interest in matters to be decided, is responsible to the board for determining the remuneration, terms and conditions and bonus schemes for the executive directors, having regard to performance. A report on the remuneration of directors appears on pages 28 to 33.

Board social responsibilities committee
F M Harrison (chairman)
Dr M P Read
A P Smith

The board social responsibilities committee met once during the year.

The main responsibility of the board social responsibilities committee is to keep under review the company's policies and practices in the areas of social responsibility including those relating to health, safety, the environment, equal opportunities, race relations and employment of the disabled.

Investor relations
Communications with shareholders are given a high priority. A rolling programme of meetings between institutional shareholders and executive directors is held throughout the year, in addition to the annual and half year results presentations and the annual general meeting. In addition, a magazine for private investors is produced twice a year.

All members of the board usually attend the annual general meeting. A business presentation is given at the meeting, followed by a question and answer session. The notice of the meeting together with any related papers is sent to shareholders at least 20 working days before the meeting, or for those who have elected for electronic communication, notice is given to such shareholders of the availability of papers on the company's website. Shareholders are given the opportunity to vote on each separate issue. Postal proxy votes will be counted and summary figures are announced after the vote on show of hands on each item.

Internal control

The directors have overall responsibility for the group's system of internal control. The system of internal control is designed to manage, rather than eliminate, the risk of failure to the achievement of business objectives. Such a system can, however, provide only reasonable, and not absolute, assurance against material misstatement or loss.

Members of the board have responsibility for monitoring the conduct and operations of individual businesses within the group. This includes the review and approval of business strategies and plans and the setting of key business performance targets. The executive management responsible for each business are accountable for the conduct and performance of their business within the agreed strategies.

Business plans provide a framework from which performance commitments have been agreed between group headquarters and each business. These commitments incorporate financial and strategic targets against which business performance is monitored. This monitoring includes the examination of and changes to rolling annual and half year forecasts and monthly measurement of actual achievement against key performance targets and plans.

The group has clear requirements for the approval and control of expenditure. Strategic investment decisions involving both capital and revenue expenditure are subject to formal detailed appraisal and review according to approval levels set by the board. Operating expenditure is controlled within each business with approval levels for such expenditure being determined by the individual businesses.

Executive management are responsible for the identification, evaluation and management of the significant risks applicable to their areas of business. These risks are assessed on a regular basis and may be associated with a variety of internal or external sources. This continuous process has been in place for the year ended 31st March 2001 and up to the date of approval of the Annual Report and Accounts.

Annually, businesses provide certified statements of compliance with the group's system of internal control, which are supported by assessments of key business risks, controls and resulting exposures.

The group risk assurance function (encompassing internal audit) works throughout the group to further develop, improve and embed risk management processes and tools in the business operations. It also provides assurance to the board that risk management practices address the key risks faced by the group. Its work includes an assessment of the risks and controls throughout the group and its findings are reported to senior management responsible for the area concerned. Group risk assurance also reports regularly to the audit committee.

The audit committee assists the board in fulfilling its oversight responsibilities, primarily reviewing the reporting of financial and non-financial information to shareholders, the systems of internal control and risk management, and the audit process. The external auditors and the head of group risk assurance attend all meetings.

The group's system of internal control is monitored regularly by the board, its committees, the group risk assurance function, and management.

Going concern

Having considered group cash flow forecasts and strategic plans, the directors are satisfied that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

This report has been prepared in compliance with Schedule B of the Combined Code annexed to the Listing Rules of the Financial Services Authority.

Remuneration policies

In determining remuneration policies, the board has followed the provisions set out in Schedule A of the Combined Code. It is the practice of the board to maintain contact where appropriate with its major shareholders about remuneration issues. Remuneration policies for the executive directors and the senior management team are aligned with the board's governing objective, which is to maximise the value of the company for the benefit of shareholders in terms of total shareholder return represented by share price movement and the value of dividends as if reinvested when paid. Executive bonuses are seen as a means of reinforcing this objective and rewarding executives for their achievement. Responsibilities of the remuneration committee and its membership are set out in the corporate governance statement on page 26.

Remuneration policies are based on the following foundations:

Pay levels Executive directors' salaries and non-executive directors' fees are positioned at competitive levels in the light of independent assessment of market practices. Bonus schemes provide an opportunity for executives to receive additional rewards if, and only if, business performance reaches specified objectives and targets.

Link with business strategy The way that performance is measured for executive directors flows from, and is consistent with, business strategy and therefore a significant element of an executive director's bonus is tied to generating long term returns for shareholders which compare well with those of other leading companies.

The role of equity Share ownership provides an effective way to align the interests of shareholders and executives. Therefore, half of an executive director's long term bonus is payable in shares of the company. Changes in executive director's remuneration, for which approval is being sought at the annual general meeting, will increase that alignment through the whole of the long term bonus being paid in shares and with the introduction of a share option plan. Moreover, the remuneration committee has adopted a policy of requiring directors over time to achieve a holding in the company's shares having a value equivalent to their salary.

Directors' remuneration

Analysis of emoluments, long term bonuses and gains on share options are shown on pages 29 to 32. Details of shareholdings and outstanding share options are shown on page 32 and pension entitlements on page 33.

Components of emoluments

Salaries and fees Salaries of executive directors reflect the scope of, and changes in, their responsibilities and are reviewed annually by the remuneration committee with reference to external comparisons. The board sets the level of remuneration of the non-executive directors by reference to practice in other leading companies.

Short term executive bonus scheme This scheme rewards executive directors for achieving operating efficiencies and profitable growth in the relevant year by reference to challenging but achievable forecasts derived at the beginning of the year from strategic plans.

During 2000/01, the performance criterion was profit after tax. A bonus of 10% of base salary was payable for performance at 95% of profit after tax target rising to 25% of salary for performance at target level and to a maximum of 50% when profit after tax was 110% of target. Performance against target during the year was such that a bonus equal to 22% was earned by executive directors.

Short term profit related bonus schemes Profit related bonus schemes cover various groups of staff, including executive directors. These schemes are based on performance against either group, or business unit, profit target as appropriate and there is a maximum payment of £6,000 to any individual. Executive directors and senior managers will not participate in such bonus schemes after 31st March 2001.

Other benefits Executive directors receive other benefits, including a company car, sick pay and holidays, which overall provide a reasonably competitive package comparable with that provided by other major companies.

Analysis of individual directors' emoluments £000	Salaries and fees	Short term bonuses	Other benefits	Total 2001	Total 2000
Sir Michael Angus (deputy chairman until retirement on 31st December 2000)	71	-	-	71	95
Lord Blyth (chairman until retirement on 31st July 2000)	289	49	-	338	772
Dr J G S Buchanan	30	-	-	30	30
B Clare	275	67	13	355	275
Sir Peter Davis (retired on 21st January 2000)	-	-	-	-	24
F M Harrison	30	-	-	30	30
J B McGrath (chairman from 1st August 2000)	143	-	4	147	30
K S Piggott (from 1st April 2000)	300	72	10	382	-
H Ploix (from 7th September 2000)	17	-	-	17	-
Dr M P Read (from 23rd September 1999)	30	-	-	30	16
Sir Peter Reynolds (retired on 27th July 2000)	10	-	-	10	30
Sir Nigel Rudd (from 15th December 1999)	36	-	-	36	9
M F Ruddell (retired from the board on 31st March 2001)	300	72	14	386	348
S G Russell	500	116	16	632	462
D A R Thompson	450	105	16	571	469
J J H Watson	240	59	13	312	282
Sir Clive Whitmore (retired on 31st March 2001)	30	-	-	30	30
	2,751	540	86	3,377	2,902

Long term bonus schemes The schemes provide a direct link between the pay of executive directors and the creation of value for shareholders. Currently group performance is measured over rolling four year cycles, in terms of total shareholder return (TSR) relative to a peer group of ten other leading companies.

The peer group is reviewed before each performance cycle to maintain its relevance. At the end of the cycle for the period up to 31st March 2001 the relevant peer group was:

Alliance UniChem	Reckitt Benckiser
Debenhams	J Sainsbury
Great Universal Stores	Smith & Nephew
Kingfisher	Tesco
Marks & Spencer	W H Smith

For the four year cycle which ended on 31st March 2001 the amount of bonus depended upon the company's comparative performance against its peer group on the following scale:

Comparative position in peer group league table	1	2	3	4	5	6	7	8	9	10	11
Bonus % of average annual salary	90	90	90	65	55	45	35	Nil	Nil	Nil	Nil

For the above scheme, one half of any bonus earned is paid in cash after the end of each performance cycle. The value of the remaining half is converted into an equivalent number of shares in the company in respect of which the executive director will have conditional rights. The number of shares is calculated by dividing half of the value of the long term bonus by the quotation for a share as derived from the Daily Official List of the London Stock Exchange on the date for payment of the cash proportion (in 2001, being 20th June).

For the four year cycles that commenced on or after April 1999 a new scheme has been approved. A maximum potential bonus award (MPBA) is calculated for executive directors by multiplying the basic annual salary at the beginning of the cycle by a factor of 125%. The MPBA is then expressed in share units using the average share price over the previous three months. At the end of the performance cycle a percentage of the MPBA is gained based on the TSR performance against a peer group of ten other leading companies. The scale applied is:

Comparative position in peer group league table	1	2	3	4	5	6	7	8	9	10	11
% of MPBA gained	100	80	64	48	36	24	Nil	Nil	Nil	Nil	Nil

The value of the award is based on share price movement over the four years. For this new scheme, one half of the award is paid in cash after the end of each performance cycle and one half in shares. The value of the cash bonus is calculated by multiplying one half of the number of earned share units by the average share price over the last three months of the performance cycle, as derived from the Daily Official List of the London Stock Exchange.

For the above schemes the executive director will normally become entitled to receive shares only after remaining employed for a further three years (two years for the new scheme which commenced in 1999). If a director leaves the company during this period, except in the case of retirement, disability or death, his conditional entitlement to those shares will lapse.

Approval is being sought at the annual general meeting to:
a) amend the rules for the long term bonus schemes to:
- reduce future performance periods from four to three years.
- pay out the award in respect of future performance periods entirely as a share award.
- remove the requirement of a holding period.
b) establish a new executive share option plan to supplement the existing long term bonus scheme. This will encourage executives to identify their interests with those of shareholders and will be an effective incentive and an important element in the remuneration package of the executives.

In respect of the four year period to 31st March 2001, the company achieved position nine in the league table referred to on page 30. Accordingly no long term bonus was earned in respect of that period by executive directors. Shares conditionally awarded in respect of prior periods have, however, vested in the year. The amounts earned including those relating to periods of service before appointment to the board, were as follows:

£000	Cash	Value of vested shares	Total 2001	Total 2000
Lord Blyth	–	–	–	155
B Clare	–	21	21	38
K S Piggott	–	23	23	–
M F Ruddell	–	49	49	68
S G Russell	–	52	52	87
D A R Thompson	–	58	58	88
J J H Watson	–	25	25	51
	–	228	228	487

The value of the vested shares is based on the middle market price on the date of vesting of the share awards.

Details of the numbers of shares which have been conditionally awarded during the year under the long term bonus scheme for the cycle which was completed at the end of the previous financial year and for prior periods are shown below along with those shares that vested in the year and the cumulative total of shares outstanding at 31st March, or date of retirement:

	Conditional entitlement 2001	Conditional entitlement 2000	Conditional entitlement 1999	Conditional entitlement 1998	Vested 2001	Cumulative total
Lord Blyth	31,833	21,992	15,956	22,263	(92,044)**	–
B Clare	7,757	4,621	3,221	4,190	(4,190)	15,599
K S Piggott	6,437	4,570	3,251	4,413	(4,413)	14,258
M F Ruddell	13,905	9,552	6,991	9,525	(9,525)	30,448*
S G Russell	17,858	11,200	7,652	9,570	(9,570)	36,710
D A R Thompson	18,140	12,072	8,538	11,475	(11,475)	38,750
J J H Watson	10,525	6,377	4,242	4,876	(4,876)	21,144
	106,455	70,384	49,851	66,312	(136,093)	156,909

* at date of retirement

** vested after ceasing to be a director

Part of Mr B Clare's and all of Mr K S Piggott's cumulative entitlements accrued before they were appointed to the board on 1st April 1999 and 1st April 2000 respectively.

Gains on share options

Details of SAYE share options are shown below. Gains on share options represent the number of shares under options which have been exercised, valued at the difference between the market price at the date of exercise and the exercise price paid.

Details of gains on share options exercised during the year are as follows:

	Exercise price	Number of shares	Market price at date of exercise	Gain 2001 £000	Gain 2000 £000
	415p	831	503p	1	
	482p	7,500	525p	3	
	531p	5,000	625p	5	
K S Piggott				9	2
M F Ruddell	410p	841	511p	1	–
S G Russell				–	12
Total				10	14

Directors' shareholdings and share options

The beneficial interests of the directors in office at 31st March 2001 and their families in the share capital of the company at 31st March 2001 are shown below. The company's register of directors' interests, which is open to inspection, contains full details of directors' interests in the company's shares.

Shareholdings	Ordinary shares 2001	Ordinary shares 2000
Dr J G S Buchanan	2,000	2,000
B Clare	8,209	5,658
F M Harrison	3,061	3,061
J B McGrath	2,731	2,611
K S Piggott	46,620	43,162*
H Ploix	1,600	–*
Dr M P Read	3,500	3,500
Sir Nigel Rudd	2,000	2,000
S G Russell	56,087	50,551
D A R Thompson	86,226	79,177
J J H Watson	55,269	52,393

*at date of appointment

Each executive director was also deemed, as a potential beneficiary, to have an interest in the 1,967,878 ordinary shares of the company held by Boots ESOP Trust Ltd, on behalf of Boots Employee Trust, established to facilitate the operation of the company's executive bonus schemes and 16,525,264 ordinary shares of the company held by Boots (QUEST) Trustee Limited, on behalf of Boots Qualifying Employee Share Trust, established in connection with the company's UK all-employee SAYE Share Option Scheme and 1,666,724 ordinary shares of the company held by Boots Share Plan Trustees Limited, established to hold shares for employees in connection with The Boots Company All Employee Share Ownership Plan 2000. No director holds any loan capital. The personal shareholdings of directors in office at 31st March 2001 remain unchanged on 31st May 2001, but the number of shares held by Boots (QUEST) Trustee Limited, the Boots ESOP Trust Ltd and the All Employee Share Option Plan have reduced, thereby reducing directors' deemed interest.

All Employee Share Option Plan (AESOP)

During the period Boots established an AESOP as a new way for staff, including executive directors, to become shareholders in the company. The company's SAYE scheme, which whilst remaining in force, made no new offers in the period. Under the plan shares in the AESOP are held in trust on behalf of the employees for at least three years. In March 2001 the executive directors were each awarded 42 shares under this plan, the same number as any employee with average contracted hours of 35 or more per week. All the executive directors except for Mr D A R Thompson opted to receive this award.

Share options

An analysis of the number of outstanding directors' share options at each exercise price is as follows:

Under SAYE scheme	485p	588p	808p	624p	2001 Total	2000 Total
B Clare	3,216	–	–	–	3,216	3,216
K S Piggott	426	1,173	341	324	2,264	3,095*
S G Russell	–	–	–	2,704	2,704	2,704
D A R Thompson	1,422	1,760	–	–	3,182	3,182
J J H Watson	3,556	–	–	–	3,556	3,556

*at date of appointment

During the year Mr K S Piggott exercised SAYE options in respect of 831 shares.

No executive options were held by directors at 31st March 2001. Mr K S Piggott held 12,500 executive options on appointment to the board and those options were exercised during the year.

Information on the company's SAYE share option scheme, including dates from when options are exercisable and expiry dates, is shown in note 22. The market price of the company's shares at 31st March 2001 was 627p and the range of market prices during the year was 649p to 479p.

Directors' interests in share options on 31st May 2001 remain unchanged.

Pension entitlement

All executive directors in office at 31st March 2001 receive pension entitlements from the company's principal UK defined benefit pension scheme, referred to in note 26, and supplementary pension arrangements which provide additional benefits aimed at producing a pension of two-thirds final base salary at normal retirement age. Non-executive directors are not members of the pension scheme. Pension entitlement is calculated only on the salary element of remuneration.

Details of pensions earned by the executive directors in office at 31st March 2001 or at date of retirement are shown below:

	Age at 31st March 2001	Directors' contributions during the year £000	Increase in accrued pension entitlement during the year £000	Total accrued pension entitlement at 31st March 2001 £000
Lord Blyth	–	10	5	392*
B Clare	48	13	22	81
K S Piggott	52	14	63	157
M F Ruddell	57	14	16	185*
S G Russell	56	24	74	294
D A R Thompson	58	21	48	286
J J H Watson	59	11	14	158

*at date of retirement

The total accrued pension entitlement for Mr S G Russell, the highest paid director, at 31st March 2000 was £213 thousand.

The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year. No account is taken of any retained benefits from previous employments which will act to reduce the benefits shown. The increase in accrued pension during the year is after deducting the increase due to inflation on the previous year's accrued pension. Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

The normal retirement age is 60. Early retirement is available subject to Trustee consent and a reduction in the accrued pension. Under the current early retirement terms the pension can be drawn from age 59 without reduction.

On death after retirement, spouses' pensions of two-thirds of members' pensions and children's pensions of two-ninths of members' pensions for up to three dependent children are payable (subject to Inland Revenue limits).

Pensions in payment are guaranteed to be increased annually by 5% or the increase in the Index of Retail Prices (RPI) if less. Additional increases may be granted at the discretion of the Trustees and subject to the consent of the company.

Any transfer value calculations would make allowance for discretionary benefits including pension increases and early retirement.

Contracts of service

Lord Blyth retired as a director on 31st July 2000. Mr J B McGrath succeeded him as chairman.

The previous chairman had a fixed term service contract with the company which expired at normal retirement age of 60, on 8th May 2000. The current chairman, Mr J B McGrath, has an agreement with the company relating to his services as chairman, which is terminable by either party without notice. None of the non-executive directors has a service contract, including Dr J G S Buchanan, Ms F M Harrison and Mme H Ploix, who are standing for reappointment as directors at the annual general meeting.

All executive directors' service contracts terminate when the director in question reaches the age of 60.

Mr B Clare's and Mr K S Piggott's service contracts are terminable by the company on one year's notice. Mr A P Smith, who was appointed to the board on 1st April 2001, has a service contract which is terminable by the company on one year's notice, such notice not to take effect until after the expiry of two years from the date of his appointment. Mr J J H Watson's and Mr D A R Thompson's contracts expire at normal retirement age, 60, on 3rd July 2001 and 4th September 2002 respectively. Mr S G Russell has a service contract which is terminable by the company on two years' notice. Mr A P Smith and Mr D A R Thompson are standing for reappointment at the annual general meeting. The remuneration committee considers that it is appropriate for executive directors who were appointed prior to 1st April 1999 to have a service contract providing for two years' notice having regard to their seniority and value to the company and the generally prevailing practice among comparable companies. If any service contract were to be terminated by the company giving less than the contractual period of notice, the requirement for the director to mitigate his loss would be taken into account in determining any resulting compensation.

It is recognised that directors may be invited to become non-executive directors of other companies and that the additional experience and knowledge that this brings will benefit the company. Accordingly, the policy is to allow executive directors to accept up to two such appointments where no conflict of interest arises, and to retain the fees received.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the profit or loss for the financial year and of the state of affairs of the company and the group at the end of that period. The directors are of the opinion that suitable accounting policies have been used and applied consistently, applicable accounting standards have been followed, and reasonable and prudent judgements and estimates have been made. The financial statements have been prepared on a going concern basis. The directors have a responsibility to ensure that the company and its subsidiaries have suitable internal controls for maintaining adequate accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibilities for taking such steps that are reasonably open to them for safeguarding the assets of the group, and for preventing and detecting fraud and other irregularities.

We have audited the financial statements on pages 38 to 67.

Respective responsibilities of directors and auditors The directors are responsible for preparing the Annual Report. As described on page 34, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanation we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 25 to 27 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31st March 2001 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Birmingham
30th May 2001

KPMG Audit Plc

The directors of The Boots Company PLC present their annual report to shareholders, together with the audited financial statements for the year ended 31st March 2001.

Principal activities

The group's principal activities during the year were:
- retailing of chemists' merchandise and autoparts.
- the provision of opticians' and other healthcare services.
- the development, manufacture and marketing of healthcare and consumer products.
- property investment, development and management.

Further information on the group's continuing activities is provided in the review of operations on pages 4 to 17.

Business review and future developments

A review of group activities during the year, research and development, and likely future developments are dealt with in the chairman's statement, chief executive's review and review of operations on pages 1 to 17.

Group results

The group profit and loss account for 2001 shown on page 38 includes the following details:

	2001 £m	2000 £m
Turnover (including share of joint ventures)	**5,226.2**	5,189.4
Profit on ordinary activities before exceptional items and taxation	**581.1**	570.8
Profit on ordinary activities before taxation	**492.2**	561.7

Appropriations

The directors recommend the payment of a final dividend of 18.5p per share which, if approved by shareholders, will be paid on 17th August 2001 to shareholders registered on 15th June 2001. When added to the interim dividend of 7.8p paid on 2nd February 2001, this makes a total dividend payment for the year of 26.3p per share (2000 25.2p per share). Payment of these dividends requires £231.6m (2000 £221.7m), leaving a profit of £101.6m (2000 £177.3m) retained in the business.

Group structure

On 15th August 2000, following a strategic review of its Dutch retail operation, an agreement was signed by Boots Stores Nederland B.V. with Etos, part of Royal Ahold, the Netherlands' largest retail group, to transfer its property leases, stocks, assets and employees to them on 6th November 2000.

On 12th October 2000, Boots and Granada Media plc announced the formation of a new independent internet and broadband joint venture designed to be Britain's leading e-business for health, beauty and wellbeing.

On 17th October 2000, Boots Healthcare USA Inc. and Hermal, both indirect subsidiaries of the company, acquired the Clearasil brand from Procter & Gamble. Clearasil is the world's leading brand in acne prevention and treatment.

On 12th December 2000, The Centre for the Study of Complementary Medicine, one of the UK's leading complementary health centres was acquired.

On 2nd February 2001, Marco Viti, part of the Italian over the counter (OTC) business, was sold to Italian pharmaceuticals company, Zeta.

On 30th March 2001, Portland Ceramics Limited, one of the UK's leading dental laboratories was acquired, strengthening Boots ability to meet increasing patient demand for dental implants and other specialist services.

On 26th April 2001, Boots completed the sale of Roval, a private label manufacturing business in France and Spain, to the existing Roval management team.

Share capital

Details of changes in the share capital are shown in note 22 to the financial statements on page 63.

At the annual general meeting on 27th July 2000, shareholders authorised the company to make market purchases of its own ordinary shares of 25p each. No such purchases were made during the year.

At the forthcoming annual general meeting on 26th July 2001, shareholders will be invited to renew the company's authority to make market purchases. The authority will be limited to the purchase of not more than 89.9 million ordinary shares, being approximately 10% of the ordinary shares in issue at the date of this report; the maximum price payable to be 105% of the average of the closing mid market quotations for the five business days before the purchase, with the minimum price being the nominal value, exclusive of any expenses payable by the company.

Details of shares acquired by Boots Qualifying Employee Share Trust, Boots All Employee Share Option Plan and Boots ESOP Trust are shown in note 12.

Shareholders

As at 30th May 2001 the register maintained by the company under Section 211 of the Companies Act 1985 contains a notification to the company that the Prudential Corporation group of companies holds 3.99% of the issued ordinary share capital of the company.

Fixed assets
The directors are of the opinion that the market value of the group's properties at 31st March 2001 is 9% higher than that stated in the financial statements. It is not anticipated that any significant taxation will become payable on the revaluation surplus, as taxation gains on properties used for the purpose of the group's trade is expected to be deferred indefinitely or eliminated by capital losses.

Payment of suppliers
The group is a signatory of the Confederation of British Industry's Prompt Payment Code. It is the policy of the group to agree appropriate terms and conditions for its transactions with suppliers (by means ranging from standard written terms to individually negotiated contracts) and that payment should be made in accordance with those terms and conditions, provided that the supplier has also complied with them.

The number of days' company purchases outstanding at 31st March 2001 was 28.

Staff
The group continues to involve staff in the decision-making process and communicates regularly with them during the year. Their involvement in the company's performance is encouraged with employee bonus and share schemes. The involvement extends to the board of Boots Pensions Ltd, on which there are three employee representatives as well as a retired employee. The group's aim for all members of staff and applicants for employment is to fit the qualifications, aptitude and ability of each individual to the appropriate job, and to provide equal opportunity, regardless of sex, religion or ethnic origin. The group does all that is practicable to meet its responsibility towards the employment and training of disabled people. Where an employee becomes disabled, every effort is made to provide continuity of employment in the same job or a suitable alternative.

Charitable and political donations
Cash donations for charitable and educational purposes in the UK for the year were £2.9m (2000 £2.8m). There were no political payments. Further information on community relations is shown on page 16.

Directors
Details of directors are shown on pages 22 and 23. Lord Blyth and Sir Peter Reynolds were directors until their retirement from the board on 31st July 2000 and 27th July 2000 respectively. Mr M F Ruddell and Sir Clive Whitmore were directors until their retirement from the board on 31st March 2001.

Dr J G S Buchanan, Ms F M Harrison and Mr D A R Thompson retire by rotation at the annual general meeting in accordance with Article 87 and offer themselves for reappointment.

Mme H Ploix and Mr A P Smith who were appointed as directors on 7th September 2000 and 1st April 2001 respectively retire at the annual general meeting in accordance with Article 86 and offer themselves for reappointment.

Information on service contracts and details of the interests of the directors and their families in the share capital of the company at 31st March 2001 are shown in the board remuneration report on pages 28 to 33.

Mr J J H Watson is retiring as a director of the company after the annual general meeting on 26th July 2001.

Auditors
A resolution to reappoint KPMG Audit Plc as auditors and to authorise the directors to fix their remuneration will be proposed at the annual general meeting.

By order of the board
M J Oliver
Secretary
30th May 2001

For the year ended 31st March 2001	Notes	Before exceptional items 2001 £m	Exceptional items (note 3) 2001 £m	Total 2001 £m	Before exceptional items 2000 £m	Exceptional items (note 3) 2000 £m	Total 2000 £m
Turnover: group and share of joint ventures	1	5,226.2	–	5,226.2	5,189.4	–	5,189.4
Less: share of joint ventures' turnover		(5.3)	–	(5.3)	(2.4)	–	(2.4)
Group turnover		5,220.9	–	5,220.9	5,187.0	–	5,187.0
Group operating profit		603.1	(50.5)	552.6	573.3	(22.0)	551.3
Share of operating loss of joint ventures		(23.1)	–	(23.1)	(8.4)	–	(8.4)
Total operating profit including joint ventures	2	580.0	(50.5)	529.5	564.9	(22.0)	542.9
Profit on disposal of fixed assets		–	3.2	3.2	–	12.9	12.9
Loss on disposal of businesses	4	–	(41.6)	(41.6)	–	–	–
Profit on ordinary activities before interest	1	580.0	(88.9)	491.1	564.9	(9.1)	555.8
Net interest	5	1.1	–	1.1	5.9	–	5.9
Profit on ordinary activities before taxation		581.1	(88.9)	492.2	570.8	(9.1)	561.7
Tax on profit on ordinary activities	6	(171.9)	13.1	(158.8)	(168.8)	6.3	(162.5)
Profit on ordinary activities after taxation		409.2	(75.8)	333.4	402.0	(2.8)	399.2
Equity minority interests		(0.2)	–	(0.2)	(0.2)	–	(0.2)
Profit for the financial year attributable to shareholders	7	409.0	(75.8)	333.2	401.8	(2.8)	399.0
Dividends paid and proposed	8			(231.6)			(221.7)
Profit retained				101.6			177.3
Basic earnings per share	9	46.6p	(8.7)p	37.9p	45.4p	(0.4)p	45.0p
Diluted earnings per share	9	46.4p	(8.6)p	37.8p	45.1p	(0.3)p	44.8p

Statement of total recognised gains and losses

For the year ended 31st March 2001

	2001 £m	2000 £m
Profit for the financial year attributable to shareholders	333.2	399.0
Deficit on revaluation of properties	(1.8)	(3.3)
Impairment losses on revalued assets	(0.1)	(1.1)
Currency translation differences on foreign currency net investments	6.1	(6.6)
Total recognised gains and losses for the year	337.4	388.0

Currency translation differences include tax of £7.6m (2000 £(0.4)m).

Currency translation differences are net of gains or losses on currency hedges of £(3.1)m (2000 £Nil) and associated tax credit of £1.2m (2000 £Nil).

Note on historical cost profits and losses

For the year ended 31st March 2001

	2001 £m	2000 £m
Reported profit on ordinary activities before taxation	492.2	561.7
Realisation of property revaluation surpluses	6.3	4.9
Difference between historical cost depreciation charge and actual charge for the year calculated on revalued amounts	2.9	0.5
Historical cost profit on ordinary activities before taxation	501.4	567.1
Historical cost profit retained	110.8	182.7

Reconciliation of movements in shareholders' funds

For the year ended 31st March 2001

	2001 £m	2000 £m
Total recognised gains and losses for the year	337.4	388.0
Dividends	(231.6)	(221.7)
New share capital issued (net of expenses)	0.9	0.5
Repurchase of shares	-	(95.4)
Goodwill released on disposal of businesses	17.9	-
Net increase in shareholders' funds	124.6	71.4
Opening shareholders' funds	1,851.6	1,780.2
Closing shareholders' funds	1,976.2	1,851.6

31st March 2001	Notes	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Fixed assets					
Intangible assets	10	**304.6**	62.3	**1.2**	2.2
Tangible assets	11	**1,812.8**	1,799.0	**575.7**	609.9
Investment in joint ventures – share of gross assets		**27.3**	9.2		
– share of gross liabilities		**(6.7)**	(1.2)		
	12	**20.6**	8.0	**48.4**	14.8
Other investments	12	**120.1**	133.2	**2,017.8**	1,768.5
		2,258.1	2,002.5	**2,643.1**	2,395.4
Current assets					
Stocks	13	**646.7**	689.5	**195.8**	198.2
Debtors falling due within one year	14	**463.7**	404.5	**1,149.4**	229.8
Debtors falling due after more than one year	14	**34.1**	4.0	**377.4**	409.4
Current asset investments and deposits	15	**74.0**	379.2	**47.0**	357.9
Cash at bank and in hand		**74.0**	43.0	**79.7**	48.1
		1,292.5	1,520.2	**1,849.3**	1,243.4
Creditors: Amounts falling due within one year	16	**(1,082.0)**	(1,153.2)	**(993.4)**	(1,360.7)
Net current assets/(liabilities)		**210.5**	367.0	**855.9**	(117.3)
Total assets less current liabilities		**2,468.6**	2,369.5	**3,499.0**	2,278.1
Creditors: Amounts falling due after more than one year	17	**(451.9)**	(489.2)	**(1,264.0)**	(767.5)
Provisions for liabilities and charges	20	**(39.8)**	(26.8)	**(9.6)**	–
Net assets		**1,976.9**	1,853.5	**2,225.4**	1,510.6
Capital and reserves					
Called up share capital	21, 22	**224.9**	224.8	**224.9**	224.8
Share premium account	21	**253.3**	252.5	**253.3**	252.5
Revaluation reserve	21	**255.8**	266.9	**–**	–
Capital redemption reserve	21	**40.8**	40.8	**40.8**	40.8
Profit and loss account	21	**1,201.4**	1,066.6	**1,706.4**	992.5
Equity shareholders' funds		**1,976.2**	1,851.6	**2,225.4**	1,510.6
Equity minority interests		**0.6**	0.5	**–**	–
Non-equity minority interests		**0.1**	1.4	**–**	–
		1,976.9	1,853.5	**2,225.4**	1,510.6

The financial statements were approved by the board of directors on 30th May 2001 and are signed on its behalf by:

John McGrath
Chairman

David Thompson
Deputy Chief Executive and Finance Director

Reconciliation of operating profit to operating cash flows

For the year ended 31st March 2001

	Notes	2001 £m	2000 £m
Group operating profit before exceptional items		603.1	573.3
Depreciation, amortisation and impairments of fixed assets		159.9	154.4
Permanent diminution – QUEST		0.8	9.8
Loss on disposal of fixed assets		7.0	9.6
Decrease in stocks, including property development stock		27.8	30.4
Increase in debtors, including pension prepayments		(102.4)	(8.3)
Increase in creditors		1.7	4.8
Other non-cash movements		(4.3)	(1.0)
Net cash inflow before expenditure relating to exceptional items		693.6	773.0
Exceptional operating cash flows	23	(29.2)	(19.3)
Cash inflow from operating activities		664.4	753.7

Group cash flow statement

For the year ended 31st March 2001

	Notes	2001 £m	2000 £m
Cash inflow from operating activities		664.4	753.7
Returns on investment and servicing of finance	23	(22.6)	(9.8)
Taxation		(167.4)	(154.4)
Capital expenditure and financial investment	23	(405.0)	(221.0)
Acquisitions and disposals	4	(32.7)	(2.6)
Equity dividends paid		(224.0)	(216.3)
Cash (outflow)/inflow before use of liquid resources and financing		(187.3)	149.6
Management of liquid resources	23	305.2	(283.6)
Financing	23	(71.4)	172.8
Increase in cash		46.5	38.8

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

Reconciliation of net cash flow to movement in net debt

For the year ended 31st March 2001

	Notes	2001 £m	2000 £m
Increase in cash		46.5	38.8
Cash (inflow)/outflow from change in liquid resources	23, 24	(305.2)	283.6
Cash outflow/(inflow) from change in borrowings and lease financing	23, 24	72.3	(267.7)
Movement in net debt resulting from cash flows		(186.4)	54.7
Loan notes issued as settlement for acquisition		(1.6)	–
Borrowings of business disposed		3.3	–
Finance lease additions		(7.3)	(4.1)
Increase in value of investment in 10.125% bond 2017		19.9	18.2
Currency and other non-cash adjustments		(0.5)	(11.6)
Movement in net debt during the year		(172.6)	57.2
Opening net debt		(237.6)	(294.8)
Closing net debt	24	(410.2)	(237.6)

Net debt comprises cash, liquid resources, finance leases and all other borrowings.

The following accounting policies have been used in dealing with items which are considered material in relation to the group and parent company financial statements.

Basis of accounting

The financial statements have been prepared in accordance with applicable accounting standards and under alternative accounting rules set out in Schedule 4 to the Companies Act 1985, being prepared under the historical cost convention adjusted by the revaluations of certain properties. However, compliance with SSAP19 'Accounting for investment properties' requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties as described in note 11 to the financial statements on page 52.

A separate profit and loss account for the parent company has not been presented as permitted by section 230 of the Companies Act 1985.

There have been no changes in accounting policies since the previous annual report. The Accounting Standards Board have issued a number of new reporting standards which are not effective for this financial year and therefore have no impact on these financial statements.

Consolidation

The group financial statements combine the results of the parent undertaking and all its subsidiaries and joint ventures, to the extent of group ownership and after eliminating intra-group transactions.

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Joint ventures are those undertakings, not recognised as subsidiaries, in which the group has a participating interest and are jointly controlled. The group's share of the results of joint ventures, which are accounted for under the gross equity method, are included in the profit and loss account and its share of their net assets is included in investments in the group balance sheet.

In the parent company balance sheet, investment in subsidiaries and joint ventures are stated at cost less impairments.

Foreign currencies

The results and cash flows of overseas subsidiaries and the results of joint ventures are translated into sterling on an average exchange rate basis, weighted by the actual results of each month. Assets and liabilities including currency swaps are translated into sterling at the rates of exchange ruling at the balance sheet date.

Exchange differences arising from the translation of the results and net assets of overseas subsidiaries, less offsetting exchange differences on foreign currency borrowings and currency swaps hedging those assets (net of any related tax effects), are dealt with through reserves.

All other exchange differences are dealt with in the profit and loss account.

The cost of the parent company investment in shares in overseas subsidiaries is stated at the rate of exchange in force at the date each investment was made, except where hedge accounting applies in which case the year end rate is used.

Goodwill and intangible assets

Goodwill on acquisitions comprises the excess of the cost of investment in subsidiary undertakings and joint ventures over the fair value of net assets acquired. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of the group. The costs of integrating and reorganising acquired businesses are charged to the post-acquisition profit and loss account.

Goodwill arising on acquisitions prior to 1st April 1998 has been set off against reserves. On disposal of such businesses, any goodwill previously set off against reserves is charged in the calculation of the profit or loss on disposal. For subsequent acquisitions goodwill is recognised within fixed assets in the year in which it arises and amortised on a straight line basis over its useful economic life, generally not exceeding 20 years.

The cost of intangible assets acquired (which are capitalised only if separately identifiable) is amortised except where the end of the useful economic lives of the acquired intangible asset can be reasonably foreseen. Similar assets created within the business are not capitalised and expenditure is charged against profits in the year in which it is incurred. The carrying value of intangible assets (including in particular those being amortised over periods greater than 20 years) is reviewed annually and any impairment in value charged to the profit and loss account.

Tangible fixed assets and depreciation

Depreciation of tangible fixed assets is provided to write-off the cost or valuation, less residual value, by equal instalments over their expected economic useful lives as follows:
Freehold land, investment properties, assets in the course of construction – not depreciated
Freehold and long leasehold buildings, including (from 1st April 1999) shops with physical lives of more than 50 years – depreciated to their estimated residual values over their economic useful lives of not more than 50 years
Short leasehold properties – remaining period of lease when less than 50 years
Computer equipment including software – 3 to 8 years
Motor cars – 4 or 5 years
Other motor vehicles – 3 to 10 years
Fixtures and plant – 5 to 20 years

Any impairment in the value of fixed assets is recognised immediately.

The company adopted the transitional provisions of FRS15 to retain the book value of land and buildings many of which were last revalued in 1993 and has not adopted a policy of annual revaluations for the future.

Investment properties are revalued annually and included in the balance sheet at their open market value (adjusted to exclude the benefit of formal lease arrangements with group companies).

To qualify as an investment property, over 50% of rental income from the property must derive from non-group tenants.

Profits and losses arising from the disposal of properties which have previously been revalued are calculated by reference to their carrying value.

Interest is capitalised on all tangible fixed assets in the course of construction or development. The capitalisation rate applied depends on whether the construction is financed by a specific borrowing (based on actual interest rate) or whether it is financed by general borrowings (based on the weighted average rate on all non-specific borrowings).

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money managed funds.

Derivative financial instruments

The group holds derivative financial instruments to manage the interest risk of long term liabilities (including leases). Amounts payable or receivable in respect of interest rate derivatives are recognised on an accruals basis over the life of the instrument.

Short term debtors and creditors that meet the definitions of a financial asset or liability respectively have been excluded from the numerical disclosures as permitted by FRS13 'Derivatives and other Financial Instruments: Disclosures', as detailed in note 19 to the financial statements on pages 59 and 60.

Turnover

Turnover comprises sales to external customers (excluding VAT and other sales taxes) and rental income.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase cost of goods, direct labour and those overheads related to manufacture and distribution based on normal activity levels.

Research and development

Expenditure on research and development, other than on buildings and plant, is charged against profit in the year in which it is incurred.

Pension funding

The company and its UK subsidiaries operate pension schemes under which contributions by employees and by the companies are held in trust funds separated from the companies' finances. Actuarial valuations of the schemes are conducted at three year intervals and include a review of contributions.

The cost of providing pensions is spread over the employees' working lives with the companies. The cost charged to the profit and loss account in any year may not always equal the employer contributions to the pension schemes.

Leases

The rental costs of properties and other assets held under operating leases are charged to the profit and loss account on a straight line basis. Benefits received as an incentive to sign a lease, whatever form they may take, are credited to the profit and loss account on a straight line basis over the lease term or, if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate.

The cost of assets held under finance leases is included under tangible fixed assets and depreciation is provided in accordance with the policy for the class of asset concerned. The corresponding obligations under these leases are shown as creditors. The finance charge element of rentals is charged to the profit and loss account to produce, or approximate to, a constant periodic rate of charge on the remaining balance of the outstanding obligations.

Deferred taxation

A deferred taxation provision is made only where the effects of timing differences between profits as stated in the financial statements and as computed for tax purposes are likely to reverse in the foreseeable future.

No provision is made for any potential liability to corporation tax on capital gains arising on disposals of assets where the liability is expected to be deferred indefinitely.

No provision is made for taxation liabilities which would arise on the distribution of profits retained by overseas subsidiaries and associates as there is no present intention to remit the major part of these profits.

Exceptional items

Exceptional items are those which fall within the ordinary activities of the group and which need to be disclosed by virtue of their size or incidence. Such items are included within operating profit unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganisation or restructuring having a material effect on the nature and focus of the group's operations, profits or losses on the disposal of fixed assets (other than marginal adjustments to depreciation previously charged), or provisions in respect of such items. In these cases, disclosure is made on the face of the profit and loss account after operating profit.

1 Segmental information

(i) Turnover by business segment

	Notes	Total 2001 £m	Inter-segmental 2001 £m	External 2001 £m	Total 2000 £m	Inter-segmental 2000 £m	External 2000 £m
Continuing operations							
Boots The Chemists		**3,991.5**	**–**	**3,991.5**	3,978.8	–	3,978.8
Boots Retail International							
– group		**37.4**	**–**	**37.4**	30.2	–	30.2
– share of joint venture		**4.7**	**–**	**4.7**	2.3	–	2.3
Boots Opticians		**196.1**	**–**	**196.1**	195.7	–	195.7
Halfords		**508.5**	**0.4**	**508.1**	492.6	0.6	492.0
Boots Properties	a	**89.7**	**80.4**	**9.3**	139.5	81.1	58.4
Boots Healthcare International		**362.0**	**20.5**	**341.5**	327.1	20.0	307.1
Boots Contract Manufacturing		**326.9**	**199.7**	**127.2**	321.1	198.7	122.4
Group Strategic Initiatives							
– Internet Ventures							
– Digital Wellbeing – share of joint venture		**0.1**	**–**	**0.1**	–	–	–
– handbag.com – share of joint venture		**0.5**	**–**	**0.5**	0.1	–	0.1
– other, including bootsphoto.com		**1.3**	**–**	**1.3**	0.5	–	0.5
– Wellbeing Services		**8.5**	**–**	**8.5**	1.9	–	1.9
		5,527.2	**301.0**	**5,226.2**	5,489.8	300.4	5,189.4

a Boots Properties' turnover includes development income of £0.6m (2000 £45.9m).

(ii) Turnover by geographical segment

	Origin 2001 £m	Origin 2000 £m	Destination 2001 £m	Destination 2000 £m
Continuing operations				
UK	**4,851.2**	4,863.2	**4,783.7**	4,788.2
Rest of Europe	**301.8**	283.5	**317.9**	304.3
Rest of World	**106.9**	79.2	**124.6**	96.9
Inter-segmental	**(33.7)**	(36.5)	**–**	–
	5,226.2	5,189.4	**5,226.2**	5,189.4

1 Segmental information continued

(iii) Profit before interest by business segment

	Notes	Before exceptional items 2001 £m	Exceptional items (note 3) 2001 £m	Total 2001 £m	Before exceptional items 2000 £m	Exceptional items (note 3) 2000 £m	Total* 2000 £m
Continuing operations							
Boots The Chemists		526.1	(13.7)	512.4	491.6	(22.0)	469.6
Boots Retail International							
– group		(33.4)	(23.1)	(56.5)	(27.6)	–	(27.6)
– share of joint venture		(10.5)	–	(10.5)	(5.5)	–	(5.5)
Boots Opticians		4.0	–	4.0	11.2	–	11.2
Halfords		37.0	–	37.0	45.2	–	45.2
Boots Properties	a	56.0	0.2	56.2	62.3	12.6	74.9
Boots Healthcare International		49.2	(15.1)	34.1	24.0	–	24.0
Boots Contract Manufacturing		35.2	(34.0)	1.2	25.2	–	25.2
Group Strategic Initiatives	b						
– Internet Ventures							
– Digital Wellbeing – share of joint venture		(8.9)	–	(8.9)	–	–	–
– handbag.com – share of joint venture		(3.7)	–	(3.7)	(2.9)	–	(2.9)
– other, including bootsphoto.com		(9.5)	–	(9.5)	(4.0)	–	(4.0)
– Wellbeing Services		(20.7)	–	(20.7)	(13.2)	–	(13.2)
Group costs		(40.8)	(3.2)	(44.0)	(41.4)	0.3	(41.1)
Profit before interest		580.0	(88.9)	491.1	564.9	(9.1)	555.8

a Boots Properties' results include development profit of £0.6m (2000 £2.5m).
b Group Strategic Initiatives represent the development of new business streams that are not contained within any current businesses.
c The transfer of lapsed shares in the QUEST to the Boots all employee share ownership plan (AESOP) resulted in a write down of the transferred shares by £0.8m and this has been charged to group costs. The shares held in the AESOP are being written down over the 3 years that they are being held in trust on behalf of the employees, and £0.3m, representing one month's cost, has been charged against the businesses (2000 £Nil). For further details see note 12 on page 55.

(iv) Profit before interest by geographic origin

	Before exceptional items 2001 £m	Exceptional items (note 3) 2001 £m	Total 2001 £m	Before exceptional items 2000 £m	Exceptional items (note 3) 2000 £m	Total* 2000 £m
Continuing operations						
UK	605.4	(56.5)	548.9	600.3	(9.4)	590.9
Rest of Europe	18.9	(26.9)	(8.0)	5.4	–	5.4
Rest of World	(3.5)	(2.3)	(5.8)	0.6	–	0.6
Group costs	(40.8)	(3.2)	(44.0)	(41.4)	0.3	(41.1)
Profit before interest	580.0	(88.9)	491.1	564.9	(9.1)	555.8

* Comparatives have been restated to reflect minor changes in presentation.

1 Segmental information continued

(v) Net assets by business segment	2001 £m	2000* £m
Continuing operations		
Boots The Chemists	877.8	905.8
Boots Retail International	26.9	41.4
Boots Opticians	57.0	51.0
Halfords	159.6	127.0
Boots Properties	811.0	838.7
Boots Healthcare International	334.5	89.8
Boots Contract Manufacturing	143.6	172.5
Group Strategic Initiatives	40.4	3.3
Net operating assets	2,450.8	2,229.5
Unallocated net liabilities	(473.9)	(376.0)
	1,976.9	1,853.5

Net operating assets include intangible and tangible fixed assets, fixed asset investments, stocks, third party debtors and creditors and inter-segmental trading balances. Unallocated net liabilities include all current taxation balances, dividend creditors, net debt and provisions for liabilities and charges.

(vi) Net operating assets by geographical segment	2001 £m	2000* £m
Continuing operations		
UK	2,105.5	2,118.9
Rest of Europe	179.3	75.5
Rest of World	166.0	35.1
	2,450.8	2,229.5

* Comparatives have been restated to reflect minor changes in presentation.

2 Total operating profit from continuing operations	2001 £m	2000 £m
Group turnover	5,220.9	5,187.0
Cost of sales	(2,792.0)	(2,792.3)
Gross profit	2,428.9	2,394.7
Selling, distribution and store costs	(1,479.2)	(1,462.9)
Research and development costs	(25.5)	(26.5)
Administrative expenses	(371.6)	(354.0)
Share of operating loss of joint ventures	(23.1)	(8.4)
Total operating profit including share of joint ventures	529.5	542.9
Exceptional charges included in operating profit:		
Cost of sales	(10.5)	-
Selling, distribution and store costs	(6.9)	-
Administrative expenses	(33.1)	(22.0)
	(50.5)	(22.0)
Gross profit before exceptional items	2,439.4	2,394.7
Total operating profit before exceptional items	580.0	564.9

There have been no significant acquisitions during 2001.

Total operating profit is after charging:	2001 £m	2000 £m
Operating lease rentals		
– Property rents	200.7	198.9
– Computer and plant hire	3.6	4.0
Depreciation, amortisation and impairments of fixed assets	162.0	154.4
Permanent diminution – QUEST	0.8	9.8
Auditors' remuneration, including £0.3m (2000 £0.3m) for the parent company	0.9	0.8

The group auditors and their associates also received £2.1m (2000 £6.4m) in respect of non-audit services in the UK, which were predominantly for a review of cost reduction opportunities, and £0.2m (2000 £0.4m) from overseas subsidiaries.

3 Exceptional items

	2001 £m	2000 £m
Exceptional operating items:		
Boots The Chemists	(11.2)	(22.0)
Boots Retail International	(2.8)	–
Boots Properties	(5.6)	–
Boots Healthcare International	(15.0)	–
Boots Contract Manufacturing	(13.0)	–
Group costs	(2.9)	–
	(50.5)	(22.0)
Profit on disposal of fixed assets	3.2	12.9
Loss on disposal of businesses (see note 4)	(41.6)	–
	(88.9)	(9.1)
Attributable tax credit (see note 6)	13.1	6.3
	(75.8)	(2.8)

Exceptional operating items reflect the costs incurred so far in the business transformation process following a review of strategic direction. The costs fall across several business segments totalling £45.3m, and include £25.1m of redundancy costs from cost reduction programmes and £9.1m of asset write offs. In addition Boots Healthcare International incurred costs of £5.2m integrating Clearasil into its existing operations.

4 Acquisition and disposal of businesses

(i) Acquisitions

	2001 £m	2000 £m
Tangible fixed assets	0.1	–
Stocks	–	0.1
Debtors	0.1	0.4
Cash balances	–	0.1
Other creditors and provisions	(0.2)	(0.5)
Fair value of net assets acquired	–	0.1
Goodwill	4.7	3.3
Consideration including acquisition costs	4.7	3.4
Deferred consideration included above	0.2	–
Loan notes consideration included above	1.6	–

All businesses purchased have been accounted for using the acquisition method of accounting. None of these were individually significant and are therefore not shown separately.

During the year the company acquired one of the UK's leading dental laboratories, Portland Ceramics Limited, for a consideration (through the issue of unsecured loan notes) of £1.6m and Boots The Chemists acquired a number of pharmacy businesses. There were no significant fair value adjustments in respect of any of these acquisitions.

Goodwill relating to acquisitions in the year is being amortised over 20 years.

4 Acquisition and disposal of businesses continued

(ii) Disposals

	2001 £m	2000 £m
Tangible fixed assets	(15.7)	–
Stocks	(11.9)	–
Debtors	(12.3)	–
Overdrafts	0.3	–
Other creditors and provisions	19.7	–
Net assets disposed of	(19.9)	–
Related goodwill	(17.9)	–
Disposal and other termination costs	(5.4)	–
Consideration	1.6	–
Loss on disposal	(41.6)	–
Deferred consideration included above	1.8	–

The principal disposals in the year were:

On 15th August 2000, an agreement was signed to transfer on 6th November 2000 the property leases, stocks, assets and employees of Boots Stores Nederland B.V. Dutch retail operation to Etos, part of Royal Ahold, the Netherlands' largest retail group. Boots paid Etos £1.0m (DFl3.5m) in respect of certain obligations. The loss on disposal was £20.3m.

On 2nd February 2001, Marco Viti, part of the Italian over the counter (OTC) business, was sold to Italian pharmaceuticals company, Zeta, for a consideration of £2.1m. The deal included the transfer of 27 employees along with the net assets of the business. The loss on disposal was £0.1m.

On 26th April 2001, the company completed the sale of Roval, a private label manufacturing business in France and Spain, to the existing Roval management team for a consideration of £0.5m (FF5m). The sale was substantially completed by 31st March 2001 and this date has been used for accounting purposes. The loss on disposal was £21.0m.

(iii) Net cash (outflow)/inflow for acquisitions and disposals	2001 £m	2000 £m
Acquisition of businesses	(2.9)	(3.4)
Cash balances acquired with businesses	–	0.1
Instalment received on loan made to W H Smith	10.0	10.0
Disposal of businesses	(0.2)	–
Overdrafts sold with businesses	0.3	–
Deferred consideration in respect of prior year acquisitions and disposals	–	(2.3)
Costs of disposals paid	(5.2)	–
Investment in joint ventures	(33.6)	(8.3)
Investment by minority interests in subsidiary undertaking	–	1.3
Disposal of investment by minority interest in subsidiary undertaking	(1.1)	–
	(32.7)	(2.6)

5 Net interest

	2001 £m	2000 £m
Interest payable and similar charges:		
Bank loans and overdrafts	**(11.1)**	(12.9)
Other loans	**(42.6)**	(40.4)
Finance lease charges	**(1.1)**	(1.3)
Interest capitalised	**0.7**	1.0
Income from interest rate swaps	**15.1**	23.9
	(39.0)	(29.7)
Interest receivable and similar income	**20.2**	17.4
Increase in value of investment in 10.125% bond 2017	**19.9**	18.2
Net interest	**1.1**	5.9

6 Tax on profit on ordinary activities

	2001 £m	2000 £m
UK corporation tax at 30.0% (2000 30.0%):		
Current tax for the period	**147.0**	162.9
Deferred taxation for the period	**9.2**	(3.4)
Relief for overseas taxation	**(1.4)**	(3.7)
Total UK taxation	**154.8**	155.8
Overseas taxation:		
Current tax for the period	**7.7**	7.1
Overseas deferred taxation	**(1.4)**	0.4
	161.1	163.3
Share of tax credit of joint ventures	**(2.3)**	(0.8)
Total	**158.8**	162.5
Tax credit included above attributable to exceptional operating items	**(12.4)**	(6.3)
Tax credit included above attributable to exceptional non-operating items	**(0.7)**	–

The tax charge for the year has been reduced by some £11m as a result of satisfactory resolution of matters challenged by the Inland Revenue in prior years.

7 Profit for the financial year attributable to shareholders

Of the profit attributable to shareholders, £944.1m (2000 £59.0m) is dealt with in the financial statements of the parent company.

8 Dividends paid and proposed

	2001 p per share	2000 p per share	2001 £m	2000 £m
Interim	**7.8**	7.5	**68.6**	66.5
Final proposed	**18.5**	17.7	**163.0**	155.2
	26.3	25.2	**231.6**	221.7

9 Earnings per share

	2001	2000
Basic earnings per share before exceptional items	**46.6p**	45.4p
Effect of exceptional items	**(8.7)p**	(0.4)p
Basic earnings per share	**37.9p**	45.0p
Diluted earnings per share before exceptional items	**46.4p**	45.1p
Effect of exceptional items	**(8.6)p**	(0.3)p
Diluted earnings per share	**37.8p**	44.8p

The calculation of basic and diluted earnings per share is based on:

Earnings	2001 £m	2000 £m
Earnings for adjusted basic and diluted earnings per share calculation	**409.0**	401.8
Exceptional items	**(75.8)**	(2.8)
Earnings for basic and diluted earnings per share calculation	**333.2**	399.0

Number of shares	2001 million	2000 million
Weighted average number of shares used in basic earnings per share calculation	**878.2**	885.7
Dilutive effect of options	**2.7**	5.0
Weighted average number of shares used in diluted earnings per share calculation	**880.9**	890.7

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust and the QUEST.

The dilutive effect relates to options under an employee savings related scheme and an executive option scheme.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

10 Intangible fixed assets

	Group Purchased goodwill £m	Group Patents, trademarks and other product rights acquired £m	Group Total £m	Parent Patents, trademarks and other product rights acquired £m
Cost				
At 1st April 2000	26.1	59.7	85.8	9.1
Currency adjustments	–	2.3	2.3	–
Additions	–	239.8	239.8	0.1
Acquisition of businesses (see note 4)	4.7	–	4.7	–
Disposals	–	(0.4)	(0.4)	(0.4)
At 31st March 2001	**30.8**	**301.4**	**332.2**	**8.8**
Amortisation				
At 1st April 2000	2.1	21.4	23.5	6.9
Currency adjustments	–	(0.3)	(0.3)	–
Amortisation for year	1.4	3.0	4.4	0.7
At 31st March 2001	**3.5**	**24.1**	**27.6**	**7.6**
Net book value at 1st April 2000	24.0	38.3	62.3	2.2
Net book value at 31st March 2001	**27.3**	**277.3**	**304.6**	**1.2**

During the year, Boots Healthcare USA Inc. and Hermal Kurt Herrman oHG acquired the Clearasil brand from Proctor & Gamble for US$340m (£237.4m). Acquisition costs of £2.4m were incurred.

Brands acquired by the company or by its subsidiaries, namely Clearasil, Dobendan and its derivatives, and Migra nin are well known and well positioned in their markets and Boots Healthcare International (BHI) plans to improve this position. BHI concluded that these brands have an indefinite useful economic life and they are not being amortised. As a consequence an annual impairment review is being undertaken. The valuation of these brands is significantly in excess of the carrying value.

11 Tangible fixed assets

Group	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Payments on account and assets in course of construction £m	Total £m
Cost or valuation					
At 1st April 2000	922.0	355.9	1,368.3	27.6	2,673.8
Currency adjustments	(0.5)	(0.2)	(0.2)	–	(0.9)
Additions	16.0	41.0	154.2	30.4	241.6
Disposals	(31.2)	(33.7)	(75.7)	–	(140.6)
Purchase of business	–	0.1	–	–	0.1
Disposal of businesses	(1.9)	(7.4)	(13.3)	–	(22.6)
Reclassifications	1.4	5.8	9.1	(16.3)	–
Revaluation deficit on investment properties	(1.8)	–	–	–	(1.8)
At 31st March 2001	**904.0**	**361.5**	**1,442.4**	**41.7**	**2,749.6**
Gross book value of depreciable assets	446.7	361.5	1,442.4	29.2	2,279.8
Depreciation					
At 1st April 2000	54.9	156.5	663.4	–	874.8
Currency adjustments	(0.1)	(0.1)	–	–	(0.2)
Depreciation for year	10.7	38.9	103.5	–	153.1
Disposals	(3.2)	(18.2)	(62.7)	–	(84.1)
Disposal of businesses	(1.1)	(3.1)	(2.7)	–	(6.9)
Impairment losses	0.1	–	–	–	0.1
At 31st March 2001	**61.3**	**174.0**	**701.5**	**–**	**936.8**
Net book value at 1st April 2000	867.1	199.4	704.9	27.6	1,799.0
Net book value at 31st March 2001	**842.7**	**187.5**	**740.9**	**41.7**	**1,812.8**

The cost of plant and machinery includes £24.1m (2000 £27.7m) in respect of assets held under finance leases on which the accumulated depreciation at the end of the year was £7.8m (2000 £9.2m) and for which the depreciation charge for the year was £4.9m (2000 £5.8m).

Land and buildings and assets in course of construction include capitalised interest of £6.4m (2000 £5.7m).

Land and buildings include investment properties as follows:

Valuation	£m
At 1st April 2000	93.1
Additions	0.8
Disposals	(4.1)
Revaluation deficit	(1.8)
At 31st March 2001	**88.0**

Investment properties were valued on the basis of open market value (adjusted to exclude the benefit of formal lease arrangements with group companies, as determined in accordance with the Guidance Notes on the valuation of assets issued by the Royal Institution of Chartered Surveyors) at 31st March 2001 by the group's own professionally qualified staff.

Surpluses and deficits arising and the aggregate surplus or deficit is transferred to the revaluation reserve except that any permanent diminution in value of an investment property is taken to the profit and loss account for the year.

In accordance with SSAP19, no depreciation is provided in respect of investment properties. This treatment represents a departure from the Companies Act 1985 requirements concerning depreciation of fixed assets. However, these properties are held for investment, rather than consumption, and the directors consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation is only one of many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

11 Tangible fixed assets continued

Parent	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Payments on account and assets in course of construction £m	Total £m
Cost or valuation					
At 1st April 2000	402.0	240.7	182.4	4.8	829.9
Additions	1.1	8.7	11.6	3.6	25.0
Disposals	(7.5)	(26.4)	(14.7)	–	(48.6)
Reclassifications and transfers	(0.9)	15.0	0.2	(4.0)	10.3
At 31st March 2001	**394.7**	**238.0**	**179.5**	**4.4**	**816.6**
Gross book value of depreciable assets	167.5	238.0	179.5	4.4	589.4
Depreciation					
At 1st April 2000	24.5	110.5	85.0	–	220.0
Depreciation for year	2.3	20.3	17.1	–	39.7
Disposals	(0.9)	(13.2)	(8.7)	–	(22.8)
Transfers	(1.5)	5.4	0.1	–	4.0
At 31st March 2001	**24.4**	**123.0**	**93.5**	**–**	**240.9**
Net book value at 1st April 2000	377.5	130.2	97.4	4.8	609.9
Net book value at 31st March 2001	**370.3**	**115.0**	**86.0**	**4.4**	**575.7**

The cost of plant and machinery includes £12.4m (2000 £15.3m) in respect of assets held under finance leases on which the accumulated depreciation at the end of the year was £4.4m (2000 £5.2m) and for which the depreciation charge for the year was £2.8m (2000 £3.4m).

	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Net book value of land and buildings comprises:				
Freehold	**652.1**	667.1	**343.2**	343.7
Long leasehold (more than 50 years unexpired)	**147.4**	159.5	**27.1**	33.8
Short leasehold	**43.2**	40.5	**–**	–
	842.7	867.1	**370.3**	377.5
Analysis of cost or valuation:				
Cost	**2,092.5**	1,995.8	**809.0**	822.3
Valuation of properties – Directors 1993	**560.5**	576.3	**–**	–
– Independent 1989 and prior	**8.6**	8.6	**7.6**	7.6
Investment properties – Directors 2001	**88.0**	93.1	**–**	–
	2,749.6	2,673.8	**816.6**	829.9
Value of tangible fixed assets under the historical cost convention:				
Cost	**2,487.2**	2,403.7	**813.5**	833.0
Depreciation	**932.2**	873.8	**239.1**	221.9
Net book value	**1,555.0**	1,529.9	**574.4**	611.1

The valuations of properties (other than investment properties) were based upon existing use.

12 Fixed asset investments

Group	Joint venture equity £m	Loans to joint venture £m	Own shares £m	Total £m
Cost				
At 1st April 2000	5.8	2.2	199.5	207.5
Currency adjustments	(0.2)	–	–	(0.2)
Additions	11.0	22.6	–	33.6
Disposals	–	–	(26.1)	(26.1)
Share of retained losses	(20.8)	–	–	(20.8)
At 31st March 2001	**(4.2)**	**24.8**	**173.4**	**194.0**
Provision/amortisation				
At 1st April 2000	–	–	66.3	66.3
Disposals	–	–	(18.2)	(18.2)
Permanent diminution – QUEST	–	–	0.8	0.8
Amortisation of own shares – ESOP	–	–	4.1	4.1
– AESOP	–	–	0.3	0.3
At 31st March 2001	**–**	**–**	**53.3**	**53.3**
Net book value at 1st April 2000	5.8	2.2	133.2	141.2
Net book value at 31st March 2001	**(4.2)**	**24.8**	**120.1**	**140.7**

Parent	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Joint venture equity £m	Loans to joint venture £m	Own shares £m	Total £m
Cost						
At 1st April 2000	1,572.0	91.9	12.6	2.2	199.5	1,878.2
Currency adjustments	3.2	(2.1)	–	–	–	1.1
Additions	185.6	105.7	11.0	22.6	–	324.9
Disposals and repayments	(2.0)	(4.3)	–	–	(26.1)	(32.4)
At 31st March 2001	**1,758.8**	**191.2**	**23.6**	**24.8**	**173.4**	**2,171.8**
Provision/amortisation						
At 1st April 2000	26.5	2.1	–	–	66.3	94.9
Disposals	(1.9)	–	–	–	(18.2)	(20.1)
Movement	–	25.6	–	–	–	25.6
Permanent diminution – QUEST	–	–	–	–	0.8	0.8
Amortisation of own shares – ESOP	–	–	–	–	4.1	4.1
– AESOP	–	–	–	–	0.3	0.3
At 31st March 2001	**24.6**	**27.7**	**–**	**–**	**53.3**	**105.6**
Net book value at 1st April 2000	1,545.5	89.8	12.6	2.2	133.2	1,783.3
Net book value at 31st March 2001	**1,734.2**	**163.5**	**23.6**	**24.8**	**120.1**	**2,066.2**

The principal subsidiary undertakings and joint ventures are listed on page 67.

12 Fixed asset investments continued

Own shares

Boots ESOP Trust Ltd, on behalf of The Boots Employee Trust, holds shares in the company which may subsequently be transferred to executive directors and senior employees under Boots Long Term Bonus Schemes (see page 30). At 31st March 2001, the trust held 2.0m (2000 2.4m) shares in the company with a market value of £12.0m (2000 £12.9m) and a nominal value of £0.5m (2000 £0.6m). The maximum number of shares held during the year was as at the beginning of the year and represented 0.3% of issued share capital at that time. Dividends have been waived by the trust. The shares were purchased to service Boots Long Term Bonus Schemes and Boots Restricted Share Co-investment Scheme awards for all the performance cycles that have begun. Estimates have been made for the number of shares required for performance cycles which have not yet ended. Their cost, £18.3m as at 31st March 2001, is being charged to the profit and loss account over the relevant performance and service periods. Costs of administering the trust are charged to the profit and loss account.

In February 1999 a qualifying employee share ownership trust (QUEST) was established by the company. The purpose of the QUEST is to acquire shares in the company as a means through which shares will be delivered to employees (including executive directors) who exercise options granted in respect of the company's shares under the Boots 1990 SAYE Share Option Scheme. Under this scheme, options have been granted enabling employees to subscribe for ordinary shares at 80% of the average middle market price on the three days preceding the date of offer. The options may normally be exercised up to six months after they mature either three, five or seven years after grant. A provision for permanent diminution in the value of shares purchased, being the difference between the market value of the shares bought by the QUEST and the option price payable by employees, is made at the date of purchase. The impact of such impairment provisions on the results of the group and individual businesses is shown in note 1(iii).

No further shares have been acquired by the QUEST during the year (2000 5.7m shares). At 31st March 2001 16.5m (2000 20.1m) ordinary shares with a market value of £103.6m (2000 £108.0m) and a nominal value of £4.1m (2000 £5.0m) were held by the QUEST of which 4.5m related to lapsed options. The maximum number of shares held during the year was as at the beginning of the year and these represented 2.2% of the issued share capital at that time. The company provides funds to the trust to purchase the shares. Dividends have been waived by the trust.

Outstanding options for which shares have been acquired are as follows:

Option granted	Number of shares (millions) 2001	Number of shares (millions) 2000	Option price (p)
1992	–	0.1	386
1993	–	0.3	350
1993	0.1	0.3	418
1994	0.3	0.3	421
1994	0.2	0.6	415
1995	0.5	1.6	410
1996	1.9	2.1	485
1997	2.5	3.8	588
1998	2.0	2.7	808
1999	4.5	5.9	624

During the year an all employee share ownership plan (AESOP) was established by the company. The purpose of the AESOP is to acquire shares for employees and hold them in trust for not less than 3 years. Under this scheme, which is open to all employees, 1.7 million shares were acquired at a market price of 589p out of shares held in the QUEST in respect of which options had lapsed. The average price of these lapsed shares transferred out of the QUEST was 637p. The difference in value of the shares, £0.8m, was written off in the year. The cost of the shares in the AESOP is being written off through the businesses over 3 years. The charge for the current year, being one month's write down, totalled £0.3m. Dividends are payable on shares held in the Trust. At 31st March 2001 all the shares acquired were still held and had a market value at that date of £10.5m and a nominal value of £0.4m. This was the maximum number of shares held during the year and represents 0.2% of the share capital issued at that time.

For accounting purposes, the ESOP Trust, QUEST and the AESOP are considered to be under the control of the company. Accordingly their results, assets and liabilities are included in both the company and group financial statements of The Boots Company PLC.

The group has taken advantage of exemptions under UITF 17 'Employee Share Schemes' relating to Inland Revenue approved SAYE schemes, namely QUEST.

13 Stocks

	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Manufacturing:				
Raw materials	**22.0**	24.6	**12.0**	13.5
Work in progress	**7.9**	10.5	**5.5**	8.0
Finished goods	**49.9**	55.9	**33.1**	30.5
	79.8	91.0	**50.6**	52.0
Retailing	**553.0**	584.2	**145.2**	146.2
Property development	**13.9**	14.3	**–**	–
	646.7	689.5	**195.8**	198.2

14 Debtors

	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Falling due within one year:				
Trade debtors	**280.1**	282.3	**52.4**	61.6
Owed by subsidiary undertakings	**–**	–	**983.6**	91.4
Owed by joint ventures	**1.7**	1.8	**1.5**	1.6
Other debtors	**87.6**	33.9	**74.0**	45.1
Prepayments and accrued income	**82.4**	83.9	**29.7**	29.5
Corporation tax	**11.9**	2.6	**8.2**	0.6
	463.7	404.5	**1,149.4**	229.8
Falling due after more than one year:				
Owed by subsidiary undertakings	**–**	–	**350.6**	390.3
Other debtors	**34.1**	4.0	**26.8**	14.4
Deferred tax (see note 20)	**–**	–	**–**	4.7
	34.1	4.0	**377.4**	409.4
	497.8	408.5	**1,526.8**	639.2

Other debtors include pension prepayments – see note 26.

15 Current asset investments and deposits

	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Listed investments	0.1	0.1	–	–
Short term deposits	73.9	379.1	47.0	357.9
	74.0	379.2	47.0	357.9
Market value of investments listed on the London Stock Exchange	0.2	0.2	–	–

16 Creditors: Amounts falling due within one year

	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Borrowings (see note 18)	145.7	210.8	335.1	617.7
Trade creditors	351.7	355.3	266.5	273.3
Bills of exchange	2.3	3.7	–	–
Due to subsidiary undertakings	–	–	54.5	138.6
Corporation tax	108.8	124.7	–	14.9
Taxation and social security (including VAT and other sales taxes)	35.0	39.7	15.0	14.5
Other creditors	148.3	139.4	92.2	78.9
Accruals and deferred income	127.2	124.4	67.1	67.6
Dividends (see note 8)	163.0	155.2	163.0	155.2
	1,082.0	1,153.2	993.4	1,360.7

17 Creditors: Amounts falling due after more than one year

	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Borrowings (see note 18)	412.5	449.0	668.7	676.7
Due to subsidiary undertakings	–	–	570.6	65.9
Due to joint ventures	3.1	–	0.8	–
Other creditors	7.9	7.2	1.5	3.7
Accruals and deferred income	28.4	33.0	22.4	21.2
	451.9	489.2	1,264.0	767.5

The only creditors falling due after more than five years are included in borrowings, details of which are shown in note 18.

18 Borrowings

	Notes	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Bank loans and overdrafts repayable on demand		**86.6**	103.1	**319.2**	555.5
Other bank loans and overdrafts	a	**99.4**	161.3	**99.2**	157.2
Variable rate notes – Sterling	b	**13.4**	11.8	**–**	–
– Irish punts	b	**7.0**	10.5	**–**	–
10.125% bond 2017	c	**27.7**	47.6	**268.1**	263.5
5.5% eurobond 2009	d	**300.0**	300.0	**300.0**	300.0
Net liability under currency swaps	e	**9.7**	8.4	**9.7**	8.4
Obligations under finance leases		**14.4**	17.1	**7.6**	9.8
		558.2	659.8	**1,003.8**	1,294.4
Amounts included above repayable by instalments		**148.3**	187.4	**106.8**	122.0
Repayments fall due as follows:					
Within one year:					
– Bank loans and overdrafts		**86.6**	149.4	**319.2**	600.5
– Obligations under finance leases		**5.2**	6.9	**2.8**	4.2
– Other borrowings		**53.9**	54.5	**13.1**	13.0
		145.7	210.8	**335.1**	617.7
After more than one year:					
– Within one to two years		**38.5**	45.1	**297.0**	17.5
– Within two to five years		**58.2**	68.7	**56.0**	324.0
– After five years		**315.8**	335.2	**315.7**	335.2
		412.5	449.0	**668.7**	676.7
		558.2	659.8	**1,003.8**	1,294.4

a Other bank loans and overdrafts include the factoring of certain rental commitments of £99.2m (2000 £112.2m) over a ten year period up to March 2007, £95m of which was swapped into a floating rate of interest.
b Variable rate notes are repayable, subject to certain restrictions, at the option of the holders.
c A subsidiary, Boots Investments Limited, owns all the £250m 10.125% bond 2017 of The Boots Company PLC, together with all the outstanding interest coupons other than those maturing on or before 24th June 2002. The parent company has entered into an agreement with Boots Investments Limited to redeem the bond on 25th June 2002 for an amount of £275m. The group balance sheet consolidates the borrowing by the parent company with the present value of the investment held by the subsidiary.
d A £300m eurobond on which fixed rate interest of 5.5% is charged is redeemable in May 2009.
e The group has a number of currency swaps relating to the Clearasil investment and Boots Pharmaceuticals. On the disposal of Boots Pharmaceuticals in 1995 the group put in place a series of matching swaps which are equivalent to depositing US dollars and borrowing sterling. The net liability shown above represents the effect of translating these swaps into sterling at the year end exchange rate.

The group has a number of interest rate swap agreements which convert fixed rate liabilities to floating rate. The fixed rate commitments effectively converted are; £15m of the 10.125% bond, £300m of the 5.5% eurobond, £1,100m of operating leases and £95m referred to in note 'a' above. Further details are provided in the financial review on page 20.

All borrowings are unsecured.

19 Financial instruments and derivatives

An explanation of treasury policy and controls can be found in the financial review on page 20.

(i) Fair values of financial assets and liabilities

The fair value of currency and interest rate swaps and fixed rate borrowings have been determined with reference to market prices. All other material financial assets and liabilities are at floating rates of interest and therefore their fair value and book value are equal.

The majority of the interest rate swaps shown below relate to the swapping of implied fixed rate interest payments on operating leases to floating rate.

	Note	Book value 2001 £m	Fair value 2001 £m	Book value 2000 £m	Fair value 2000 £m
Primary financial instruments held or issued to finance the company's operations:					
Cash in hand and bank		**74.0**	**74.0**	43.0	43.0
Current asset investments and deposits		**74.0**	**74.0**	379.2	379.2
Other financial assets	a	**5.0**	**5.0**	2.0	2.0
Bank loans and overdrafts repayable on demand		**(86.6)**	**(86.6)**	(103.1)	(103.1)
Eurobond		**(300.0)**	**(296.4)**	(300.0)	(282.7)
Obligations under finance leases		**(14.4)**	**(14.4)**	(17.1)	(17.1)
Other borrowings (excluding currency swaps)		**(147.5)**	**(158.3)**	(231.2)	(230.5)
Other financial liabilities	a	**(0.4)**	**(0.4)**	(1.3)	(1.3)
Derivative financial instruments held to manage interest rate and currency profile:					
Interest rate swaps relating to operating leases		**–**	**100.2**	–	41.3
Interest rate swaps relating to fixed rate borrowings		**–**	**14.8**	–	(11.9)
Currency swaps (see note 18)		**(9.7)**	**(14.2)**	(8.4)	(13.4)
Interest rate caps		**–**	**–**	–	(0.3)

a Other financial assets and liabilities are not included in net debt (see note 24).

(ii) Interest rate risk profile

The tables below reflect the interest rate risk profile after taking into account the effect of interest rate swaps.

(a) Financial liabilities

Currency	Floating rate £m	Fixed rate £m	Financial liabilities on which no interest is payable £m	Total £m	Fixed rate weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	(513.1)	(31.3)	(0.5)	(544.9)	8.5	1.7
Other	(9.0)	(10.7)	(0.5)	(20.2)	8.6	1.7
At 31st March 2001	**(522.1)**	**(42.0)**	**(1.0)**	**(565.1)**	**8.5**	**1.7**
Sterling	(592.0)	(41.8)	–	(633.8)	8.1	3.9
Other	(22.8)	(8.8)	(0.5)	(32.1)	8.6	2.7
At 31st March 2000	(614.8)	(50.6)	(0.5)	(665.9)	8.2	3.7

The sterling and other financial liabilities on which no interest is paid have weighted average periods to maturity of 5 and 0.8 years respectively (2000 repayable on demand).

In addition to the financial instruments included above, the group also holds a number of interest rate swaps that are used to manage the implicit fixed rate interest on leases. At the year end the notional amount of these swaps was £1,100m (2000 £1,100m), with a weighted average life to maturity of 7.0 years (2000 7.9 years) and a weighted average fixed rate of 7.4% (2000 7.4%). Since the year end the weighted average period to maturity of the interest swap portfolio has been extended to 8.0 years. The floating rate payable on these swaps is based on LIBOR .

19 Financial instruments and derivatives continued

(ii) Interest rate risk profile continued

(b) Financial assets

Currency	Floating rate £m	Fixed rate £m	Financial assets on which no interest is receivable £m	Total £m	Fixed rate weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	70.0	–	1.4	71.4	–	–
Other	73.9	9.1	5.1	88.1	3.0	0.9
At 31st March 2001	**143.9**	**9.1**	**6.5**	**159.5**	**3.0**	**0.9**
Sterling	379.3	–	2.9	382.2	–	–
Other	34.5	6.8	5.5	46.8	3.0	0.9
At 31st March 2000	413.8	6.8	8.4	429.0	3.0	0.9

The sterling financial assets on which no interest is paid has a weighted average period to maturity of 1.4 years. Other financial assets on which no interest is paid are repayable on demand.
The other currency financial assets relate mainly to bank deposits held by foreign subsidiary companies.
The majority of the floating rate assets and liabilities receive or pay interest based on rates ruling in the London inter-bank market.

(iii) Foreign currency exposure profile
Operations with a sterling functional currency have Irish punts and US dollar monetary liabilities amounting to £7.0m (2000 £10.5m) and £23.4m (2000 £13.1m) respectively.

There were no other material foreign currency monetary assets and liabilities that may give rise to an exchange gain or loss in the profit and loss account.

(iv) Maturity of financial facilities
At 31st March 2001 the group's undrawn committed facilities, expiring in more than two years, were £600.0m (2000 £600.0m).

(v) The maturity of borrowings
Details are shown in note 18.

(vi) Hedging
Gains arising from the hedging of interest rates of £15.1m (2000 £23.9m) have been recognised in the profit and loss account. No new interest rate swaps have begun in the year. The fair values of unrecognised gains and losses at the balance sheet date are disclosed as part of note 19 (i) on page 59.

It is not possible to forecast meaningfully the amount that will be recognised in the profit and loss account next year. Further information about these hedges can be found within the financial review on page 20, note 18 and note 19 (ii).

20 Provisions for liabilities and charges

Group	Deferred taxation £m	Vacant property provisions £m	Total £m
At 1st April 2000	16.8	10.0	26.8
Profit and loss account	7.8	7.8	15.6
Utilised	–	(2.6)	(2.6)
At 31st March 2001	**24.6**	**15.2**	**39.8**

The vacant property provisions represent recognition of the net costs arising from vacant properties and sub-let properties, the exact timing of utilisation of these provisions will vary according to the individual properties concerned.

Parent	Deferred taxation £m
At 1st April 2000 (see note 14)	(4.7)
Profit and loss account	14.3
At 31st March 2001	**9.6**

	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Analysis of deferred taxation provision:				
Accelerated capital allowances	**(0.5)**	13.7	**–**	–
Pension prepayments	**26.1**	(2.5)	**10.7**	(0.9)
Other items	**(1.0)**	5.6	**(1.1)**	(3.8)
	24.6	16.8	**9.6**	(4.7)
Unprovided deferred taxation:				
Accelerated capital allowances	**83.1**	77.2	**15.9**	27.3
Other items	**2.7**	1.8	**3.0**	2.3
	85.8	79.0	**18.9**	29.6

It is not anticipated that any significant taxation will become payable on the revaluation surplus, as taxation on gains on properties used for the purposes of the group's trade is expected to be deferred indefinitely or eliminated by capital losses.

21 Capital and reserves

Group	Called up share capital £m	Share premium account £m	Revaluation reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1st April 2000	224.8	252.5	266.9	40.8	1,066.6	1,851.6
Profit retained	–	–	–	–	101.6	101.6
Movement in goodwill (see below)	–	–	–	–	17.9	17.9
Revaluation deficit on investment properties	–	–	(1.8)	–	–	(1.8)
Revaluation surplus realised on disposals	–	–	(6.3)	–	6.3	–
Impairment losses on revalued assets	–	–	(0.1)	–	–	(0.1)
Depreciation element of revaluation reserves	–	–	(2.9)	–	2.9	–
Issue of shares	0.1	0.8	–	–	–	0.9
Currency adjustments	–	–	–	–	6.1	6.1
At 31st March 2001	**224.9**	**253.3**	**255.8**	**40.8**	**1,201.4**	**1,976.2**

The revaluation reserve includes £(2.1)m (2000 £0.5m) relating to investment properties.

Goodwill set off against reserves in respect of businesses still within the group is as follows:

	£m
At 1st April 2000	783.9
Goodwill released on disposal of businesses	(17.9)
At 31st March 2001	**766.0**

Parent	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1st April 2000	224.8	252.5	40.8	992.5	1,510.6
Profit retained	–	–	–	712.5	712.5
Issue of shares	0.1	0.8	–	–	0.9
Currency adjustments	–	–	–	1.4	1.4
At 31st March 2001	**224.9**	**253.3**	**40.8**	**1,706.4**	**2,225.4**

22 Share capital

	Number of shares 2001 million	Number of shares 2000 million	2001 £m	2000 £m
Ordinary shares of 25p each:				
Authorised	**1,200.0**	1,200.0	**300.0**	300.0
Allotted, called up and fully paid	**899.5**	899.3	**224.9**	224.8

Shares allotted during the year	Number million	Nominal value £m	Consideration £m
Option schemes	0.2	0.1	0.9

Share options

Under a savings-related scheme, options have been granted enabling employees to subscribe for ordinary shares at approximately 80% of market price. At 31st March 2001, options exercisable from 2001 to 2007 at between 410p and 808p per share were outstanding in respect of 12.0m shares. In 1999 a qualifying employee share ownership trust was established to acquire shares in the company as a means by which shares would be delivered to employees exercising the options granted (see note 12).

Under an executive share option scheme, certain senior executives were granted options to subscribe for ordinary shares at a future date at a price based on the market price prevailing a few days before the date of grant. No options have been granted since February 1995.

At 31st March 2001, such options were outstanding as follows:

Number of shares	Option price	Exercisable from 31st May 2001 to
29,000	437p	August 2002
35,000	438p	June 2003
119,000	531p	June 2004
20,000	519p	November 2004
2,500	482p	February 2005

At 31st March 2001 there were no outstanding executive share options held by executive directors.

23 Detailed analysis of gross cash flows

	2001 £m	2000 £m
Exceptional operating cash flows:		
Restructuring and integration costs paid	**(28.1)**	(17.3)
Cash flows relating to prior year disposals/acquisitions	**(1.1)**	(2.0)
	(29.2)	(19.3)
Returns on investment and servicing of finance:		
Interest paid	**(57.0)**	(35.0)
Interest received	**34.4**	25.2
	(22.6)	(9.8)
Capital expenditure and financial investment:		
Purchase of fixed assets	**(461.8)**	(265.7)
Disposal of fixed assets	**48.9**	92.5
Purchase of own shares	**–**	(57.9)
Disposal of own shares	**7.9**	10.1
	(405.0)	(221.0)
Management of liquid resources:		
Decrease/(increase) in short term deposits	**305.2**	(283.6)
	305.2	(283.6)
Financing:		
Capital element of finance lease rental agreements	**(9.2)**	(6.9)
5.5% eurobond 2009	**–**	300.0
Decrease in other borrowings	**(63.1)**	(25.4)
Cash (outflow)/inflow from change in borrowings and lease financing	**(72.3)**	267.7
Issue of ordinary share capital	**0.9**	0.5
Repurchase of shares	**–**	(95.4)
	(71.4)	172.8

24 Analysis of net debt

	As at 1st April 2000 £m	Cash flow £m	Acquisitions £m	Disposals £m	Other non-cash changes £m	Currency £m	As at 31st March 2001 £m
Cash at bank and in hand	43.0	30.0	–	–	–	1.0	**74.0**
Bank loans and overdrafts repayable on demand	(103.1)	16.5	–	–	–	–	**(86.6)**
Cash	(60.1)	46.5	–	–	–	1.0	**(12.6)**
Liquid resources	379.2	(305.2)	–	–	–	–	**74.0**
Obligations under finance leases	(17.1)	9.2	–	0.8	(7.3)	–	**(14.4)**
Other borrowings (including currency swaps)	(539.6)	63.1	(1.6)	2.5	17.6	0.8	**(457.2)**
Total	(237.6)	(186.4)	(1.6)	3.3	10.3	1.8	**(410.2)**

Liquid resources comprise listed investments and short term deposits (see note 15).

25 Commitments and contingent liabilities

(i) Future capital expenditure approved by the directors and not provided for in these financial statements is as follows:

	Group 2001 £m	Group 2000 £m	Parent 2001 £m	Parent 2000 £m
Contracts placed	**58.3**	77.1	**2.1**	3.0

(ii) Annual commitments under operating leases are as follows:

	Group Land and buildings £m	Group Other £m	Parent Land and buildings £m	Parent Other £m
Expiring:				
Within one year	8.6	1.0	0.2	–
Over one year and less than five years	25.2	2.3	1.6	1.0
Over five years	165.9	–	1.6	–
At 31st March 2001	**199.7**	**3.3**	**3.4**	**1.0**
Expiring:				
Within one year	8.5	0.8	1.3	–
Over one year and less than five years	21.7	2.6	1.5	1.1
Over five years	156.5	–	2.1	–
At 31st March 2000	186.7	3.4	4.9	1.1

(iii) Contingent liabilities

Knoll Pharmaceutical Co. ('Knoll') is a defendant in a number of consumer class actions in 30 states of the USA, Canada and Puerto Rico. Knoll is the successor to Boots Pharmaceuticals Inc., formerly an indirect subsidiary of the company, which was sold to the BASF group under agreements made by the company in March 1995. The company has been named as a defendant in some of these actions, which allege that the marketing of the product Synthroid did not comply with consumer protection and business practice laws. A revised settlement by Knoll of most of the consumer actions and claims of insurers and state attorneys general has been approved by the federal court in Illinois, but is subject to certain appeals. Actions also have been filed against Knoll by various insurers and state attorneys general and some additional claims have been asserted against the company. The company asserts that the relevant courts in North America have no jurisdiction over it in these cases and this has been approved by a state court in Illinois. In the light of current information, the directors believe that the company has good defences to claims concerning Synthroid including any that might be brought by BASF and, while the outcome of such claims remains uncertain, they believe that it should not have a material adverse impact on the group.

26 Pensions

The group operates pension schemes throughout the world, most of which are final salary (defined benefit) schemes, and are fully funded.

The principal UK pension scheme is Boots Pension Scheme. The independent scheme actuary carried out the latest valuation of the scheme as at 1st April 1998 using the projected unit method. The financial assumptions were derived from market yields on bonds at the valuation date. The three year actuarial valuation, as at 1st April 2001, is being completed. The key assumptions used in the 1st April 1998 valuation for accounting purposes and the resulting funding level are given below.

Pension increases	3.0% p.a.
General pay increases	4.5% p.a.
Investment return	6.5% p.a.
Market value of assets	£2,025m
Value of accrued liabilities	£1,674m
Funding level	121%

The pension charge for the year was £5m (2000 £5m). This arises as a result of the regular cost of pensions being offset by amortisation of the surpluses disclosed by the 1989, 1992 and 1998 valuations and increased by the amortisation of the deficit in respect of the 1995 valuation. The surplus disclosed at the 1998 valuation is being recognised over approximately 13 years, the expected average remaining service life of members. The remaining amortisation period of the surpluses/deficits disclosed at the 1989, 1992 and 1995 valuations are approximately one, five, and eight years respectively.

The company contributed 10% of pensionable salaries for the year which amounted to £52m. A pension prepayment of £42m (2000 provision £5m) is included within other debtors (2000 other creditors). The company has also prepaid £50m of the contributions for the year ended 31st March 2002 raising the total pension debtor to £92m.

In common with other companies, additional pension arrangements (defined benefit) exist for those more recently recruited senior executives whose benefits, relative to long serving staff, are subject to statutory restrictions.

New employees from 1st October 2000 are offered membership of a defined contribution pension arrangement. After five years membership of this plan, employees have the opportunity to join the defined benefit scheme. Further details of this scheme are given in the financial review on page 20.

Comments on the impact of FRS17 on the pension fund valuation are contained in the financial review on page 20.

27 Staff numbers and costs

The average number of persons employed by the group during the year was as follows:

	2001 Number of heads	2001 Full time equivalents	2000 Number of heads	2000 Full time equivalents
Continuing operations				
Boots The Chemists	**60,268**	**37,185**	62,133	38,238
Boots Retail International	**1,343**	**1,204**	961	792
Boots Opticians	**4,378**	**3,366**	4,349	3,319
Halfords	**10,043**	**6,482**	9,791	6,157
Boots Properties	**74**	**73**	80	78
Boots Healthcare International	**2,310**	**2,241**	2,378	2,291
Boots Contract Manufacturing	**4,000**	**3,907**	4,021	3,823
Group Strategic Initiatives	**384**	**324**	194	175
Central	**760**	**717**	788	742
Total	**83,560**	**55,499**	84,695	55,615

Total number of persons employed by continuing operations at 31st March 2001 was 80,529 heads, 53,664 full time equivalents (2000 85,115 heads, 55,272 full time equivalents).

The aggregate payroll cost was as follows:	2001 £m	2000 £m
Wages and salaries	**907.2**	887.0
Social security costs	**66.0**	66.2
Other pension costs	**7.5**	6.9
	980.7	960.1

28 Remuneration of directors and directors' shareholdings

Details of the remuneration, shareholdings and share options of the directors are included in the board remuneration report on pages 28 to 33.

29 Related party disclosures

During the year the group had no material transactions with related parties other than the transfer of assets and costs of £14.3m to Digital Wellbeing Ltd.

	Principal activities	Percentage held by parent	Percentage held by subsidiary undertakings	Country of incorporation where operating overseas
Parent				
The Boots Company PLC	Manufacturing, marketing and distribution of healthcare and consumer products			
Subsidiary undertakings (incorporated in Great Britain)				
BCM Ltd.	Manufacturing pharmaceuticals and consumer products	100		
Boots Development Properties Ltd.	Property development		100	
Boots Healthcare International Ltd.	Marketing consumer products	100		
Boots Opticians Ltd.	Registered opticians		100	
Boots Properties PLC	Property holding	100		
Boots The Chemists Ltd.	Retail chemists	100		
Crookes Healthcare Ltd.	Marketing consumer products	100		
Halfords Ltd.	Retailing of auto parts, accessories and bicycles and car servicing	100		
Optrex Ltd.	Marketing consumer products	100		
Boots Health and Beauty Ltd.	Healthcare services	100		
Boots Dentalcare Ltd.	Healthcare services	100		
Boots Retail (Taiwan) Ltd.	Retailing	100		
Subsidiary undertakings (incorporated overseas)	Activities refer to healthcare and/or consumer products unless otherwise indicated			
Boots Healthcare Australia Pty. Ltd.	Marketing	100		Australia
Boots Healthcare Products (Austria) GmbH	Marketing	100		Austria
Boots Healthcare SA NV	Marketing		100	Belgium
Boots Healthcare SA	Marketing		100	France
BCM Cosmétique SA	Manufacturing and marketing (M&M)	100		France
Laboratoires Lutsia SA	M&M		100	France
BCM Kosmetik GmbH	M&M	100		Germany
Hermal Kurt Herrman oHG	M&M		100	Germany
Boots (Retail Buying) Ltd.	Buying	100		Hong Kong
Boots Piramal Healthcare Ltd.	Marketing	60		India
Boots Healthcare Ltd.	Marketing	100		Ireland
Boots Healthcare S.p.A.	M&M	100		Italy
The Boots Company Japan k.k.	Marketing	100		Japan
Boots Investments Ltd.	Investment company	100		Jersey
Boots Trading (Malaysia) Sdn. Bhd.	Marketing	100		Malaysia
Boots Healthcare BV	Marketing		100	Netherlands
Boots Healthcare New Zealand Ltd.	Marketing	100		New Zealand
The Boots Company (Philippines) Inc.	Marketing	100		Philippines
The Boots Company (Far East) Pte. Ltd.	Marketing	100		Singapore
Boots Healthcare S.A.	Marketing	100		Spain
Boots Healthcare (Switzerland) AG	Marketing	100		Switzerland
The Boots Company (Thailand) Ltd.	Marketing	100		Thailand
Boots Retail (Thailand) Ltd.	Retailing	100		Thailand
Boots Healthcare USA Inc.	Marketing		100	USA
Joint Ventures				
Boots MC Company k.k. (Jointly controlled with Mitsubishi Corporation)	Retailing	51		Japan
handbag.com Ltd. (Jointly controlled with Hollinger Telegraph New Media Ltd.)	Internet portal	50		UK
Digital Wellbeing Ltd. (Jointly controlled with Granada Media Group Ltd.)	e-business	60		UK

Percentages relate to holdings of ordinary share capital.
Minority shareholders have equity and non-equity holdings in Boots Piramal Healthcare Ltd. incorporated in India.

Profit and loss account	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Group turnover	5,220.9	5,187.0	5,044.6	5,021.9	4,578.0
Group operating profit before exceptional items	603.1	573.3	564.1	538.0	491.8
Share of operating loss of joint ventures	(23.1)	(8.4)	(1.7)	–	–
Total operating profit before exceptional items	580.0	564.9	562.4	538.0	491.8
Operating exceptional items	(50.5)	(22.0)	(76.3)	5.5	8.6
Total operating profit including joint ventures	529.5	542.9	486.1	543.5	500.4
Other exceptional items	(38.4)	12.9	(314.0)	(126.8)	26.3
Profit on ordinary activities before interest	491.1	555.8	172.1	416.7	526.7
Net interest	1.1	5.9	(1.8)	15.2	44.4
Profit on ordinary activities before taxation	492.2	561.7	170.3	431.9	571.1
Taxation	(158.8)	(162.5)	(146.3)	(169.2)	(178.3)
Profit on ordinary activities after taxation	333.4	399.2	24.0	262.7	392.8
Minority interests	(0.2)	(0.2)	(0.1)	1.3	0.5
Profit attributable to shareholders	333.2	399.0	23.9	264.0	393.3
Dividends	(231.6)	(221.7)	(214.5)	(203.4)	(586.1)
Profit/(loss) retained	101.6	177.3	(190.6)	60.6	(192.8)

Total recognised gains and losses	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Profit for the financial year attributable to shareholders	333.2	399.0	23.9	264.0	393.3
(Deficit)/surplus on revaluation of properties	(1.8)	(3.3)	(1.4)	(1.4)	27.1
Impairment losses on revalued assets	(0.1)	(1.1)	(1.7)	–	–
Currency translation differences	6.1	(6.6)	3.0	(13.7)	(10.4)
Other net gains	–	–	0.4	–	0.3
Recognised gains and losses for the year	337.4	388.0	24.2	248.9	410.3

Movements in shareholders' funds	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Recognised gains and losses for the year	337.4	388.0	24.2	248.9	410.3
Dividends	(231.6)	(221.7)	(214.5)	(203.4)	(586.1)
New share capital subscribed	0.9	0.5	8.8	11.8	7.7
Repurchase of shares	–	(95.4)	–	–	(300.0)
Goodwill relating to acquisitions prior to 1st April 1998	–	–	(1.4)	(189.3)	(124.5)
Goodwill released on disposal of businesses	17.9	–	312.2	121.5	4.4
Scrip dividends	–	–	–	27.8	8.3
Increase/(decrease) in shareholders' funds	124.6	71.4	129.3	17.3	(579.9)

Balance sheet	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Fixed assets (excluding investments)	**2,117.4**	1,861.3	1,853.0	1,694.2	1,803.5
Investments	**140.7**	141.2	112.4	2.6	0.5
Net current assets	**210.5**	367.0	71.2	264.2	184.4
Creditors: Amounts falling due after more than one year	**(451.9)**	(489.2)	(230.7)	(258.6)	(274.9)
Provisions for liabilities and charges	**(39.8)**	(26.8)	(25.3)	(51.5)	(80.0)
Net assets	**1,976.9**	1,853.5	1,780.6	1,650.9	1,633.5
Represented by:					
Shareholders' funds	**1,976.2**	1,851.6	1,780.2	1,650.9	1,633.6
Minority interests	**0.7**	1.9	0.4	–	(0.1)
	1,976.9	1,853.5	1,780.6	1,650.9	1,633.5

Cash flow statement	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Cash inflow from operating activities	**664.4**	753.7	601.9	605.6	515.1
Returns on investment and servicing of finance	**(22.6)**	(9.8)	(24.9)	(10.5)	39.1
Taxation	**(167.4)**	(154.4)	(112.4)	(232.8)	(174.4)
Capital expenditure and financial investment	**(405.0)**	(221.0)	(458.5)	9.1	(169.6)
Acquisitions and disposals	**(32.7)**	(2.6)	55.2	(190.4)	(40.4)
Equity dividends paid	**(224.0)**	(216.3)	(207.1)	(563.3)	(169.8)
Cash (outflow)/inflow before use of liquid resources and financing	**(187.3)**	149.6	(145.8)	(382.3)	–
Management of liquid resources	**305.2**	(283.6)	122.8	371.9	288.5
Financing	**(71.4)**	172.8	28.2	(8.8)	(258.1)
Increase/(decrease) in cash	**46.5**	38.8	5.2	(19.2)	30.4

Statistics	2001	2000	1999	1998	1997
Sales growth from continuing operations	**0.7%**	5.6%	5.9%	11.7%	13.8%
Return on shareholders' funds before exceptional items	**22.1%**	22.6%	23.7%	23.6%	16.3%
Earnings per share	**37.9p**	45.0p	2.6p	29.0p	42.9p
Earnings per share before exceptional items	**46.6p**	45.4p	42.9p	42.6p	39.5p
Net (debt)/funds (£m)	**(410.2)**	(237.6)	(294.8)	(149.4)	229.5
Capital expenditure (£m)	**241.6**	252.8	369.4	276.6	226.9

Return on shareholders' funds is calculated as profit on ordinary activities before exceptional items and after taxation as a percentage of opening shareholders' funds.

Shareholder value	2001	2000	1999	1998	1997
Dividend per share	**26.3p**	25.2p	23.8p	22.3p	64.7p
Dividend cover before exceptional items	**1.8**	1.8	1.8	1.9	0.6
Share price:					
Highest	**649p**	884p	1070p	963p	701p
Lowest	**479p**	457p	836p	676p	555p

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Turnover, including inter-segmental turnover:					
Boots The Chemists	**3,991.5**	3,978.8	3,823.1	3,573.7	3,313.5
Boots Retail International – group	**37.4**	30.2	15.8	5.2	–
– share of joint venture	**4.7**	2.3	–	–	–
Boots Opticians	**196.1**	195.7	194.3	182.9	148.1
Halfords	**508.5**	492.6	457.3	435.0	412.8
Boots Properties – Development	**0.6**	45.9	4.8	49.4	0.5
– Investment	**89.1**	93.6	91.5	100.2	101.6
Boots Healthcare International	**362.0**	327.1	308.4	273.7	243.4
Boots Contract Manufacturing	**326.9**	321.1	309.8	314.9	259.5
Group Strategic Initiatives – Internet Ventures	**1.9**	0.6	–	–	–
– Wellbeing Services	**8.5**	1.9	–	–	–
Operating profit before operating exceptional items:					
Boots The Chemists	**526.1**	491.6	461.8	443.8	426.5
Boots Retail International – group	**(33.4)**	(27.6)	(19.2)	(21.2)	(8.5)
– share of joint venture	**(10.5)**	(5.5)	(1.7)	–	–
Boots Opticians	**4.0**	11.2	14.5	17.0	13.8
Halfords	**37.0**	45.2	40.3	34.2	26.8
Boots Properties – Development	**0.6**	2.5	(0.2)	8.8	–
– Investment	**55.4**	59.8	65.4	67.2	72.1
Boots Healthcare International	**49.2**	24.0	15.3	1.2	(6.6)
Boots Contract Manufacturing	**35.2**	25.2	24.3	24.7	19.7
Group Strategic Initiatives – Internet Ventures	**(22.1)**	(6.9)	–	–	–
– Wellbeing Services	**(20.7)**	(13.2)	(0.8)	–	–
Capital expenditure:					
Boots The Chemists	**126.2**	118.9	251.4	146.9	88.3
Boots Retail International	**7.3**	11.2	9.0	4.8	1.1
Boots Opticians	**10.8**	7.8	10.4	7.8	8.9
Halfords	**38.5**	20.6	15.5	14.9	12.3
Boots Properties	**10.5**	64.4	52.6	61.6	63.8
Boots Healthcare International	**5.3**	5.1	8.4	7.4	11.0
Boots Contract Manufacturing	**12.9**	18.0	20.5	26.5	31.4
Group Strategic Initiatives – Internet Ventures	**0.6**	–	–	–	–
– Wellbeing Services	**29.5**	6.8	–	–	–

Annual general meetings

The annual general meeting will be held at 11.00 am on Thursday, 26th July 2001 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London. Each shareholder is entitled to attend and vote at the meeting, the arrangements for which are described in a separate notice.

The proposed date of the annual general meeting next year is 25th July 2002.

Dividend payments

The proposed final dividend (if approved) will be paid on 17th August 2001 to shareholders registered on 15th June 2001. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 5.00 pm on 27th July 2001.

The expected dividend payment dates for the year to 31st March 2002 are:

Interim dividend	February 2002
Final dividend	August 2002

Results

For the year to 31st March 2002:

Interim results announced	November 2001
Interim statement circulated	November 2001
Preliminary announcement of full year results	May 2002
Annual report circulated	June 2002

Capital gains tax

For capital gains tax purposes, the market price of the company's ordinary shares of 25p each on 31st March 1982 was 112.5p.

Low cost share dealing services

Details of special low cost dealing services in the company's shares may be obtained from:
- **Hoare Govett Limited** (telephone 020 7678 8300) Hoare Govett is regulated by the Securities and Futures Authority.
- **Natwest Stockbrokers Limited** (telephone 020 7600 2050) a member of the London Stock Exchange and regulated by the Securities and Futures Authority.

Both Hoare Govett Limited and Natwest Stockbrokers Limited have approved the references to them for the purposes of section 57 of the Financial Services Act 1986.

Registrar and transfer office

Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. Telephone 0870 702 0148.

Company secretary and registered office

M J Oliver; The Boots Company PLC, Nottingham NG2 3AA. Telephone 0115 950 6111.
The Boots Company PLC is registered in England and Wales (No. 27657).

Analysis of shareholders at 31st March 2001

Shareholding range	Number	%	Total holding	%
1–500	52,002	38.84	12,365,075	1.37
501–1,000	32,399	24.20	24,698,665	2.75
1,001–10,000	46,751	34.92	118,267,535	13.15
10,001–100,000	2,169	1.62	53,185,495	5.91
100,001–1,000,000	437	0.33	142,147,689	15.80
Over 1,000,000	125	0.09	548,850,356	61.02
	133,883	100.00	899,514,815	100.00

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The Boots Company PLC
Group Headquarters
Nottingham NG2 3AA
Telephone: 0115 950 6111

www.boots-plc.com